The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Filed pursuant to Rule 424(b)(5)

Registration No. 333-116972

Preliminary Prospectus Supplement dated October 1, 2004

PROSPECTUS SUPPLEMENT

(To prospectus dated July 21, 2004)

5,000,000 Shares

The Pantry, Inc.

Common Stock

The selling stockholders identified in this prospectus supplement are selling 3,500,000 shares and Merrill Lynch International is, at our request, borrowing and selling 1,500,000 shares in connection with a forward sale agreement between us and Merrill Lynch International, whom we refer to as the forward purchaser. If the forward purchaser does not borrow and deliver for sale to the underwriters all of the shares to be sold by it, we will deliver for sale a number of shares equal to the number that the forward purchaser does not borrow and deliver for sale. We will not receive any proceeds from the sale of shares by the selling stockholders, and we will not initially receive any proceeds from the sale of shares by the forward purchaser.

The shares are quoted on the Nasdaq National Market under the symbol “PTRY.” On September 30, 2004, the last sale price of the shares as reported on the Nasdaq National Market was $25.17 per share.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page S-12 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to The Pantry(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We will receive such aggregate net proceeds from the sale of common stock only upon full physical settlement of the forward sale agreement, subject to the provisions of the forward sale agreement, which is expected to occur within twelve months following the date of this prospectus supplement. For purposes of calculating the aggregate net proceeds, we have assumed that the forward sale agreement is fully settled based upon the aggregate initial forward sale price of $ and by the delivery of 1,500,000 shares of our common stock. See “Underwriting” for a description of the forward sale agreement.

The underwriters may also purchase up to an additional 750,000 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                  , 2004.

Merrill Lynch & Co. Sole Book-Running Lead Manager	Goldman, Sachs & Co. Co-Lead Manager

William Blair & Company

Jefferies & Company, Inc.

Morgan Keegan & Company, Inc.

The date of this prospectus supplement is                 , 2004.

The Pantry

KANGAROO EXPRESS

Golden Gallon

Indiana
Indianapolis
Covington
Frankfort
Kentucky
Paducah
Bowling Green
Tennessee
Arlington
Richmond
Virginia
Hampton
Norfolk
Chesapeake
Durham
Raleigh
North
Carolina
Charlotte
Fayetteville
Columbia
Wilmington
South
Carolina
Atlanta
Georgia
Mississippi
Clinton
Alabama
Montgomery
Vicksburg
Meridian
Jackson
Louisiana
Baton Rouge
Gulfport
Tallahassee
Jacksonville
Daytona Beach
Orlando
St. Petersburg
Tampa
Florida
Boca Raton
Miami

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither we, the selling stockholders nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

We refer to the term “Adjusted EBITDA” in various places in this prospectus supplement. Adjusted EBITDA is defined by us as net income before interest expense, income taxes, depreciation and amortization and cumulative effect of change in accounting principle. Adjusted EBITDA is not a measure of operating performance under accounting principles generally accepted in the United States of America, and should not be considered as a substitute for income, cash flows from operating activities and other income or cash flow statement data. Adjusted EBITDA as defined by us may not be comparable to similar non-GAAP measures presented by other issuers. We include Adjusted EBITDA in this prospectus supplement as one measure of our cash flow and historical ability to service debt. Please see footnote (g) of “Summary Consolidated Financial Data” on pages S-10 to S-11 for a more thorough discussion of our use of Adjusted EBITDA in this prospectus supplement and a reconciliation of Adjusted EBITDA to net cash provided by operating activities and cash flows from investing and financing activities.

We use net income, net income before cumulative effect and earnings per share, each excluding certain financing-related and other unusual expense items, to evaluate our operations. Management believes this presentation is appropriate and enables investors to compare more accurately our ongoing financial performance over the periods presented. The information regarding net income, net income before cumulative effect and earnings per share, each excluding certain financing-related and other unusual expense items, as presented here may not be comparable to similarly titled measures reported by other companies. Please see footnote (f) of “Summary Consolidated Financial Data” on page S-10 for a reconciliation of (a) earnings per share to earnings per share excluding certain financing-related and other unusual expense items and (b) net income before cumulative effect to net income excluding certain financing-related and other unusual expense items.

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors,” our consolidated financial statements and the related notes, the other financial information and the other documents incorporated by reference into these materials, before you decide to invest in our common stock. Generally, references to “Pantry,” “The Pantry,” “we,” “us,” and “our” mean The Pantry, Inc. and our consolidated subsidiaries, and do not include or refer to the selling stockholders or the forward purchaser. We use a 52 or 53 week fiscal year ending on the last Thursday in September of each year. In this prospectus supplement and the accompanying prospectus references to a particular fiscal year refer to the fiscal year in which the period ends.

The Pantry

We are the leading independently operated convenience store chain in the southeastern United States and the third largest independently operated convenience store chain in the country based on store count. As of September 28, 2004, we operated 1,361 stores in ten states under several banners including The Pantry®, Kangaroo ExpressSM, Golden Gallon® and Lil’ Champ Food Store®. Our stores offer a broad selection of merchandise, gasoline and ancillary products and services designed to appeal to the convenience needs of our customers. Approximately 90% of our stores are located in Florida, North Carolina, South Carolina, Tennessee and Georgia. This geographic concentration allows us to more effectively manage our store network while leveraging our infrastructure, purchasing power and brand identity. Our strategy is to continue to improve upon our position as the leading independently operated convenience store chain in the southeastern United States by generating profitable growth through merchandising initiatives, sophisticated management of our gasoline business, upgrading our stores, leveraging our geographic economies of scale, benefiting from the favorable demographics of our markets and continuing to selectively pursue acquisitions.

We have achieved substantial growth over the last five fiscal years. Since the beginning of fiscal 1999, our sales, pro forma for our acquisition of Golden Gallon®, have grown at a compound annual growth rate of 14%. For our fiscal year ended September 25, 2003, we recorded net sales and Adjusted EBITDA, each pro forma for our acquisition of Golden Gallon®, of $3.2 billion and $155.2 million, respectively, a 27% and 43% increase, respectively, from fiscal 2002. For the nine-month period ended June 24, 2004, we recorded net sales and Adjusted EBITDA of $2.5 billion and $108.1 million, respectively, a 22% and 15% increase, respectively, from the nine-month period ended June 26, 2003.

We operate within the large and growing U.S. convenience store industry. Retail Forward, a management consulting and market research firm, estimates that our industry will grow from $337.0 billion in 2003 to more than $430.9 billion in 2008, or nearly 5% annually. Our industry remains highly fragmented, with the ten largest convenience store retailers accounting for less than 26% of total industry stores in 2003, and includes numerous small, local operators, with approximately 90% of all convenience store retailers operating 50 or fewer stores (based on retailers who are members of the National Association of Convenience Stores). We believe we will continue to benefit from several important industry trends and characteristics, including:

•	Ongoing shift of consumer food and general merchandise purchases away from traditional supermarkets to mass merchants, club warehouses and convenience stores, the latter of which is driven by consumers’ desire for convenience in daily shopping needs;

•	Changing consumer demographics and eating patterns resulting in more food consumed away from home; and

•	Continued opportunities to grow through acquisition as a result of industry fragmentation.

Competitive Strengths

We believe the following business strengths differentiate us from our competitors and position us for success within our markets:

Leading Market Positions in Attractive and Growing Southeastern Markets.    In 18 of our largest markets (as measured by MPSI Systems Inc.), which represent approximately 50% of our total merchandise sales, we believe that we have the number one market share position, based on store merchandise revenue, in 15 of those markets, and the number two market share position in the remaining three. In addition, as the leading independently operated convenience store chain in the southeastern United States, we benefit from the region’s superior population, employment and income growth relative to national averages.

Consistent Growth and Profitability of Merchandising Business.    From fiscal 1997 through fiscal 2003, we increased our merchandise revenues at a compound annual growth rate of 25.4%. This growth was obtained through acquisitions, the implementation of our merchandising initiatives and increased comparable-store sales in 24 of the last 27 quarters, through the quarter ended June 24, 2004. During this period, we also maintained a merchandise gross profit margin of 33.9% to 37.2%, which is higher than the industry average.

Sophisticated Gasoline Strategy.    We have implemented a number of operational and systems initiatives to increase gasoline volume and gross profit dollars. Specifically, we consolidated our branded and private brand gasoline suppliers under new long-term supply agreements on advantageous terms, introduced our proprietary Gasoline Pricing System, which helps us optimize competitive pricing in order to meet volume and margin objectives, and implemented TelaFuel™, an inventory management system that has helped reduce average gasoline inventory levels and working capital, while better managing the timing of gasoline purchases to capitalize on periods of advantageous costs.

Proven Acquisition Integration Expertise.    Beginning in fiscal 1997, our management team implemented a disciplined and ongoing acquisition program. Since that time, we have successfully evaluated, completed and integrated more than 40 acquisitions across the southeastern United States. Acquired stores are typically integrated into our existing operations quickly and with minimal disruption and we have been able to achieve meaningful cost savings and operating improvements.

Modernized Store Base in Prime Locations.    Over the past five fiscal years, we have invested approximately $200 million in our stores to provide a bright, clean shopping environment. Our real estate strategy is to build or acquire stores in prime locations within our geographic region. As a result, our stores are generally situated in growing suburban markets, coastal/resort areas and along major interstates and highways. We believe this strategic mix of neighborhood, tourist destination and highway locations allows us to build leading market positions in high-traffic areas.

Experienced Management Team.     Our executive management team has a broad range of food retailing, convenience store and gasoline industry experience. Under the leadership of our Chief Executive Officer, Peter J. Sodini, our management team has significantly upgraded our merchandising programs, implemented a more sophisticated gasoline strategy and introduced new technology and managerial practices. We believe our team’s valuable experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics, better understand our customer needs and build strong vendor relationships.

Growth Strategy

Our growth strategy is to continue to build on our position as the leading independently operated convenience store chain in the southeastern United States by:

Implementing Our Merchandise Initiatives.    Our merchandise initiatives are focused on driving sales and profitability with recognizable value on high-traffic items. We plan to further improve our merchandise offerings and related results through:

•	Continued expansion and upgrading of proprietary food service offerings, such as our Bean Street Coffee Company® and The Chill ZoneSM concepts;

•	Selective expansion of quick service restaurants within our stores;

•	Increased private label penetration, including our proprietary Celeste® beverage line;

•	New product and service introductions;

•	Improved positioning of high margin product categories; and

•	Continued merchandise vendor consolidation and contract re-negotiation.

Re-branding and Re-imaging Initiative.    During fiscal 2003, we began a program to re-brand approximately 1,100 of our stores’ gasoline operations to the BP®/Amoco®, Citgo® or Kangaroo® brands while simultaneously re-imaging the merchandise logo at these locations to our Kangaroo ExpressSM banner. We expect that approximately 35% of the cost of this initiative will be funded by our gasoline partners. We believe this combined initiative (a) allows us to leverage the cost of a complete facelift to most of our facilities, (b) provides us with increased brand identity and (c) helps us in our efforts to optimize our gasoline gallon growth and gross profit dollars. We believe our gasoline supplier and brand consolidation initiatives will generate approximately $10-$12 million of annualized cost savings and benefits.

Specifically, we are in the process of consolidating from more than ten gasoline brands to three primary brands and from more than two dozen store banners to primarily Kangaroo ExpressSM as illustrated below:

As of September 28, 2004, we have re-branded and re-imaged approximately 560 stores and we anticipate converting approximately 540 more stores by the end of calendar 2005. Of the stores we have re-branded and re-imaged, 145 stores involve conversions from branded gasoline to our Kangaroo® private brand.

Realizing Benefits from Our October 2003 Golden Gallon® Acquisition.    Our management team has fully integrated Golden Gallon®, a chain of 138 convenience stores with revenue of $408.6 million for the 12- month period ended October 4, 2003. Going forward, we are well positioned to continue to benefit from significant near-term cost savings and best-practices opportunities, including:

•	Savings from shared overhead and infrastructure;

•	Golden Gallon® receiving the benefits of our merchandise and gas supply agreements;

•	Improved merchandise in-stock positions;

•	Expanding quick service restaurant offerings in selected stores; and

•	Leveraging our sophisticated gasoline technology to improve gasoline profitability.

We anticipate the cumulative impact of these actions will result in $8-$10 million of cost savings and benefits by the end of fiscal 2005. We expect to realize approximately $3-$4 million of these cost savings and benefits by the end of fiscal 2004.

Selectively Pursuing Acquisitions to Further Penetrate Existing and Contiguous Markets.    We will continue to selectively review acquisition opportunities to reinforce our market position. Since 1996, we have successfully completed more than 40 acquisitions, growing our store base from 379 to 1,361 stores. We believe there are significant acquisition opportunities to strengthen our position in existing markets and expand into contiguous markets. We believe our advantageous supply agreements and operating expertise make acquisitions an attractive way to grow our business.

Recent Developments

Impact of Recent Hurricanes

During the fourth quarter of fiscal 2004, the southeastern United States experienced a series of hurricanes. On September 22, 2004, we announced that the estimated uninsured property losses attributable to Hurricanes Charley, Frances and Ivan, which primarily impacted our stores in Florida and the Mississippi Gulf Coast, would reduce our pre-tax income for the quarter ended September 30, 2004 by approximately $2.2 million to $2.5 million. All but two of our locations in the affected areas were reopened shortly after the storms passed and power was restored. Factoring in increased business in the affected areas prior to the storms, the net effect of the hurricanes on operating results (other than the property losses) was minimal.

Comprehensive Refinancing Initiative

During fiscal 2004, we completed a comprehensive refinancing of our outstanding debt. Had we entered into these transactions at the beginning of fiscal 2004, our annualized interest expense would have been reduced by approximately $13.7 million. As a result of these transactions, we have extended the maturity of virtually all of our previously outstanding debt and meaningfully increased our operating flexibility and our ability to execute our long-term growth strategy.

Senior Credit Facility Refinancing.    On March 12, 2004, we amended and restated our existing senior secured credit facility. Our new credit facility consists of a $345.0 million term loan maturing on March 12, 2011 and a $70.0 million revolving credit facility terminating on March 12, 2010. This new term loan effectively replaced $379 million of term loans that were scheduled to mature in 2007, and has an average interest rate approximately 250 basis points lower than the previous term loans. The new revolving credit facility, increased in size from our previous $56 million revolving credit line, also carries substantially lower interest rates. It is available as needed for working capital and other corporate purposes. Borrowings under the term loan were used to refinance our credit facilities in existence at that time and pay related fees, expenses and prepayment penalties, as well as for general corporate purposes. The revolving credit facility will be used for our working capital and general corporate requirements.

On September 30, 2004, we amended our new credit facility, primarily to reduce the interest rate by an additional 50 basis points and to enhance our ability to utilize our credit facility to pursue our long-term growth strategy by increasing the aggregate size of potential incremental term loan facilities that may be used for acquisitions from $50.0 million to $75.0 million and by permitting proceeds from equity issuances to be used for acquisitions under certain circumstances. As of September 30, 2004, our outstanding term loan balance was $317.0 million, and there were no amounts outstanding under the revolving credit loan.

Senior Subordinated Notes Refinancing.    On February 19, 2004, we called for redemption all of our outstanding $200.0 million principal amount of 10 1/4% Senior Subordinated Notes due 2007 and completed the sale of $250.0 million of our 7.75% Senior Subordinated Notes due 2014. The redemption was completed on March 22, 2004. On June 10, 2004, we completed an exchange offer relating to the new notes. Interest on the new notes is due semiannually on February 15 and August 15 of each year. We incurred approximately $5.9 million in costs associated with the sale of the new notes, which were deferred for accounting purposes and will be amortized over the life of the new notes.

Third Quarter Fiscal 2004 Financial Results

Our total revenues for the quarter ended June 24, 2004, were $928.3 million, a 31.8% increase from $704.5 million in the corresponding period of fiscal 2003. Net income for the quarter more than doubled to $13.7 million from $6.1 million a year ago, while diluted earnings per share were $0.66, a 100% increase from $0.33 in last year’s third quarter. The third quarter of fiscal 2003 included approximately $1.8 million (net of tax benefit of $1.1 million) of early debt extinguishment costs. Excluding those charges, net income for the third quarter of fiscal 2003 was $7.9 million, or $0.43 per share.

Merchandise revenues for the third quarter increased 3.9% on a comparable store basis and rose 15% overall. Our merchandise gross margin of 36.1% for the third quarter of fiscal 2004 was consistent with the 36.1% reported for the third quarter of fiscal 2003. Total merchandise gross profits for the quarter were $109.3 million, a 15.3% increase from last year’s third quarter.

Comparable store gasoline gallons for the third quarter rose 0.2%, with total gallons sold up 13.7%. Our average retail price per gallon was $1.82, a 24.7% increase from a year ago, contributing to a 41.8% increase in gasoline revenues. Our gross margin per gallon was 13.0 cents, compared with 13.3 cents in last year’s third quarter. Gasoline gross profits for the quarter totaled $44.5 million, up 11% from a year ago.

Nine Months Ended June 24, 2004 Financial Results

For the first nine months of fiscal 2004, net income was $4.5 million, or diluted earnings per share of $0.22, and excluding certain financing-related items discussed below, net income was $20.6 million, or $1.00 per share. For the corresponding period last year, net income before cumulative effect of change in accounting principle was $8.7 million, or diluted earnings per share of $0.47, and excluding certain financing-relating items discussed below, net income before cumulative effect of change in accounting principle was $10.4 million, or diluted earnings per share of $0.57. Reported results for the fiscal 2004 period include early debt extinguishment costs of approximately $14.2 million (net of tax benefit of $8.9 million) related to the debt refinancing, as well as approximately $0.8 million (net of tax benefit of $0.5 million) in expenses related to our secondary stock offering in January. In addition, there was duplicate interest expense on two issues of senior subordinated notes, for a one-month period when both were outstanding, of approximately $1.0 million (net of tax benefit of $0.7 million). For the first nine months of fiscal 2003, we incurred early debt extinguishment costs of approximately $1.8 million (net of tax benefit of $1.1 million).

General

The Pantry is a Delaware corporation founded in North Carolina in 1967. Our principal executive offices are located at 1801 Douglas Drive, Sanford, North Carolina 27330-1410 and our telephone number is (919) 774-6700. Our website is located at “www.thepantry.com.” Information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

All brand names and trademarks appearing in this prospectus supplement or the accompanying prospectus, including “The Pantry,” are the property of their respective holders.

The Offering

Common stock offered by the selling stockholders	3,500,000 shares (4,250,000 shares if the underwriters exercise their overallotment option in full)

Common stock offered by the forward purchaser	1,500,000 shares

Shares outstanding after the offering, but excluding any shares of common stock that may be issued upon full physical settlement of the forward sale agreement(a)	20,271,757 shares

Shares outstanding after full physical settlement of the forward sale agreement(a)(b)	21,771,757 shares

Use of proceeds

We will not receive any proceeds from the sale of common stock by the selling stockholders, and we will not initially receive any proceeds from the sale of shares of common stock by the forward purchaser.

We expect to receive net proceeds of $             million, subject to the provisions of the forward sale agreement, upon full physical settlement of the forward sale agreement, which is expected to occur within twelve months following the date of this prospectus supplement. We may use a portion of the net proceeds to acquire businesses that are complementary to our own, although we are not currently negotiating any such transactions. Under the terms of our credit facility, we may be required to use fifty percent (50%) of the net proceeds that we receive upon settlement of the forward sale agreement to prepay the outstanding loans and/or cash collateralize any outstanding letter of credit under our senior credit facility, unless within 270 days of receipt we are able to utilize such proceeds for certain permitted acquisitions. In addition, we intend to use any remaining net proceeds that we receive upon settlement of the forward sale agreement for general corporate purposes, including (but not limited to) working capital and capital expenditures.

Risk factors

See “Risk Factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	PTRY

For the proceeds data above and throughout this prospectus supplement, unless otherwise indicated, we have assumed that the forward sale agreement is fully settled based upon the aggregate initial forward sale price of $             and by the delivery of 1,500,000 shares of our common stock, subject to the provisions of the forward sale agreement. All or a portion of the forward sale agreement may also be net stock or cash settled, in which case we may receive substantially less in net proceeds. See “Underwriting” for a description of the forward sale agreement. If the overallotment option is exercised in full, the selling stockholders will sell an additional 750,000 shares of our common stock. We will issue 1,500,000 shares of common stock in total in connection with the settlement of the forward sale agreement if all of the shares subject to the forward sale agreement are issued.

(a)	Calculated as of September 28, 2004. The number of shares outstanding after the offering excludes (1) 4,143,500 shares reserved for issuance under our stock option plans, of which options to purchase 936,753 shares at an average option price of $7.88 have been granted and (2) 23,664 shares reserved for issuance under our 1998 stock subscription plan.
(b)	Calculated as of September 28, 2004, after giving effect to the Offering and assuming all 1,500,000 shares subject to the forward sale agreement are issued. We may not issue all 1,500,000 shares upon settlement if we elect cash or net stock settlement for all or a portion of our obligations under the forward sale agreement. See “Underwriting” for a description of the forward sale agreement.

Summary Consolidated Financial Data

The following table sets forth summary consolidated financial data and store operating data of The Pantry, Inc. for the periods identified. The consolidated statements of operations data for each of the three fiscal years ended September 2003, 2002 and 2001 are derived from, and are qualified in their entirety by, our consolidated financial statements incorporated herein by reference from Amendment No. 3 to our Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on September 13, 2004. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following summary consolidated financial information together with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. In the following table, dollars are in millions, except per share, per store and per gallon data and as otherwise indicated.

	Fiscal Year Ended		Fiscal Year Ended September 25, 2003				Nine Months Ended
	September 27, 2001	September 27, 2002	Actual		Pro Forma (a)		June 26, 2003	June 24, 2004
							(unaudited)
Statement of Operations Data:
Revenues:
Merchandise revenue	$990.3	$1,012.8	$1,009.7		$1,147.7		$741.8	$843.1
Gasoline revenue	1,652.7	1,470.8	1,740.7		2,011.2		1,274.7	1,616.0

Total revenues	2,643.0	2,483.5	2,750.4		3,158.9		2,016.5	2,459.1
Gross profit:
Merchandise gross profit	345.3	353.9	365.5		409.9		265.8	307.9
Gasoline gross profit	142.3	121.5	145.3		171.8		108.3	119.1

Total gross profit	487.6	475.4	510.8		581.7		374.1	427.0

Operating, general and administrative expenses	364.1	367.3	385.6		489.6		281.4	319.8
Restructuring and other charges	4.8 (b)	—	—		—		—	—
Income from operations	55.2	53.9	70.8		91.7		52.8	66.0
Loss on extinguishment of debt	—	—	2.9	(c)	2.9	(c)	2.9 (c)	23.1 (d)
Interest expense	58.7	51.6	49.3		54.6		37.2	36.4
Income (loss) before cumulative effect adjustment	(2.7)	1.8	15.0		24.7		8.7	4.5
Cumulative effect adjustment, net of tax	—	—	(3.5	)(e)	(4.3	)(e)	(3.5)	—

Net income (loss)	(2.7)	1.8	11.5		20.4		5.2	4.5
Net income before cumulative effect adjustment, excluding financing-related and other unusual charges	0.3 (f)	1.8	16.8	(f)	26.5	(f)	10.4 (f)	20.6 (f)
Earnings (loss) per share before cumulative effect adjustment:
Basic	$(0.15)	$0.10	$0.83		$1.36		$0.48	$0.23
Diluted	$(0.15)	$0.10	$0.82		$1.34		$0.47	$0.22
Earnings (loss) per share:
Basic	$(0.15)	$0.10	$0.64		$1.13		$0.29	$0.23
Diluted	$(0.15)	$0.10	$0.63		$1.11		$0.28	$0.22
Earnings per diluted share, excluding financing-related and other unusual charges	$0.02 (f)	$0.10	$0.91	(f)	$1.44	(f)	$0.57 (f)	$1.00 (f)
Other Financial Data:
Adjusted EBITDA (g)	$120.5	$108.8	$130.9		$155.2		$94.1	$108.1
Cash provided by (used in):
Operating activities	$76.7	$54.0	$68.3				$34.5	$63.9
Investing activities (h)	$(93.9)	$(20.3)	$(22.4)				$(8.3)	$(110.1)
Financing activities	$14.5	$(42.0)	$(15.2)				$(12.6)	$76.7
Gross capital expenditures (i)	43.6	26.5	25.5				12.5	27.2
Capital expenditures, net (j)	31.6	18.8	18.9				6.5	17.1
Store Operating Data:
Number of stores (end of period)	1,324	1,289	1,258		1,396		1,271	1,367
Average sales per store:
Merchandise revenue (in thousands)	$747.4	$776.1	$791.9		$812.3		$580.4	$615.4
Gasoline gallons (in thousands)	890.4	924.2	940.7		985.5		692.2	736.8
Comparable store sales (k):
Merchandise	(0.8)%	2.8%	0.9%				0.5%	3.3%
Gasoline gallons	(3.8)%	1.5%	0.7%				(0.2)%	1.6%
Operating Data:
Merchandise gross margin	34.9%	34.9%	36.2%		35.7%		35.8%	36.5%
Gasoline gallons sold (in millions)	1,142.4	1,171.9	1,170.3		1,360.9		862.4	990.2
Average retail gasoline price per gallon	$1.45	$1.25	$1.49		$1.48		$1.48	$1.63
Average gasoline gross profit per gallon (l)	$0.125	$0.104	$0.124		$0.126		$0.126	$0.120

As of June 24, 2004
(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$103.4
Working capital	71.1
Total assets	1,035.0
Total debt and capital lease obligations	611.2
Shareholders’ equity	137.9

(a)	The unaudited pro forma Statement of Operations Data, Other Financial Data, Store Operating Data and Operating Data combines our audited data for fiscal year 2003 (comprising fifty-two weeks) with the audited Golden Gallon® data for the nine-month period ended October 4, 2003 and the unaudited Golden Gallon® data for the three-month period ended December 28, 2002 (comprising 52 weeks). The pro forma data should be read in conjunction with “Unaudited Pro Forma Financial Data” and our financial statements and the financial statements of Golden Gallon® included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The pro forma financial data is presented for informational purposes only and does not purport to represent what our results of operations would have been had the Golden Gallon® acquisition in fact occurred on the dates assumed or that may result from future operations.

(b)	During fiscal 2001, we recorded restructuring and other charges of $4.8 million pursuant to a formal plan to centralize administrative functions.

(c)	On April 14, 2003, we entered into a new senior secured credit facility, which consisted of a $253.0 million first lien term loan, a $51.0 million second lien term loan and a $52.0 million revolving credit facility, each maturing March 31, 2007. Proceeds from this senior secured credit facility were used to repay all amounts outstanding under the previously existing senior credit facility and loan origination costs. The term loans were issued with an original issue discount of $4.6 million, which was amortized over the life of the agreement. In connection with the refinancing, we recorded a non-cash charge of approximately $2.9 million related to the write-off of deferred financing costs associated with the previous credit facility.

(d)	During the second quarter in fiscal 2004 we recognized a loss of $23.1 million related to the redemption of our $200.0 million 10 1/4% Senior Subordinated Notes and the refinancing of our senior credit facility. The loss includes the write-off of deferred financing costs of $11.8 million, the call premium on the senior subordinated notes of $6.8 million, the call premium on the second lien term loan of $1.0 million, and the write-off of the unamortized original issue discount on the senior credit facility of $3.5 million.

(e)	Effective September 27, 2002, we adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 143, Accounting for Asset Retirement Obligations, or SFAS No. 143, and, as a result, we recognize the future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with SFAS No. 143. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. We will amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks. Upon adoption, we recorded a discounted liability of $8.4 million, which is included in other noncurrent liabilities, increased net property and equipment by $2.7 million and recognized a one-time cumulative effect adjustment of $3.5 million (net of deferred tax benefit of $2.2 million).

(f)	We use net income, net income before cumulative effect and earnings per share, each excluding certain financing-related and other unusual expense items, to evaluate our operations. Management believes this presentation is appropriate and enables investors to compare more accurately our ongoing financial performance over the periods presented. The information regarding net income, net income before cumulative effect and diluted earnings per share, each excluding certain financing-related and other unusual expense items, as presented here may not be comparable to similarly titled measures reported by other companies. Pro forma amounts in the following table are unaudited and have been derived by the application of pro forma adjustments to our historical financial statements for the period indicated. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable.

	Fiscal Year Ended September 27, 2001		Fiscal Year Ended September 25, 2003				Nine Months Ended
							(unaudited)
						Pro Forma EPS	June 26, 2003		June 24, 2004
	Actual	EPS	Actual	EPS	Pro Forma		Actual	EPS	Actual	EPS
Net income before cumulative effect of change in accounting principle	$(2,656)	$(0.15)	$14,986	$0.82	$24,691	$1.34	$8,652	$0.47	$4,530	$0.22
Restructuring and other charges	2,934	0.16	—	—	—	—	—	—	—	—
Financing-related charges, net of tax:
Loss on extinguishment of debt	—	—	1,776	0.10	1,776	0.10	1,776	0.10	14,199	0.69
Secondary stock offering expenses	—	—	—	—	—	—	—	—	800	0.04
Duplicate interest, senior subordinated notes	—	—	—	—	—	—	—	—	1,046	0.05

Net income before cumulative effect adjustment, excluding financing-related and other unusual charges	$278	$0.02	$16,762	$0.91	$26,467	$1.44	$10,428	$0.57	$20,574	$1.00

Earnings per share amounts may not foot due to rounding. In addition, net income and net income before cumulative effect were identical during the first nine months of fiscal 2004 since we did not incur any cumulative effect adjustments during that period. As a result, the reconciliation of net income, excluding financing-related and other unusual charges, to net income for the first nine months of fiscal 2004 would be the same as the reconciliation of net income before cumulative effect of change in accounting principle, excluding financing-related and other unusual charges, to net income before cumulative effect of change in accounting principle as presented above for the first nine months of fiscal 2004.

(g)	Adjusted EBITDA is defined by us as net income before interest expense, income taxes, depreciation and amortization and cumulative effect of change in accounting principle. Adjusted EBITDA is not a measure of performance under accounting principles generally accepted in the United States of America, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data. We have included information concerning Adjusted EBITDA as one measure of our cash flow and historical ability to service debt and because we believe investors find this information useful because it reflects the resources available for strategic opportunities including, among others, to invest in the business, make strategic acquisitions and to service debt. Adjusted EBITDA as defined by us may not be comparable to similarly titled measures reported by other companies.

The following table contains a reconciliation of Adjusted EBITDA to net cash provided by operating activities and cash flows from investing and financing activities (amounts in thousands):

	Fiscal Year Ended			Nine Months Ended
	September 27, 2001	September 26, 2002	September 25, 2003	June 26, 2003	June 24, 2004
				(unaudited)
Adjusted EBITDA	$120,491	$108,831	$130,927	$94,065	$108,074
Interest expense and loss on extinguishment of debt	(58,731)	(51,646)	(52,153)	(40,075)	(59,525)
Adjustments to reconcile net loss to net cash provided by operating activities (other than depreciation and amortization, provision for deferred income taxes and cumulative effect of change in accounting principle)	8,592	3,983	9,016	5,585	24,682
Changes in operating assets and liabilities, net:
Assets	9,778	(7,463)	(1,796)	4,407	(9,023)
Liabilities	(3,428)	279	(17,730)	(29,433)	(337)

Net cash provided by operating activities	$76,702	$53,984	$68,264	$34,549	$63,871
Net cash used in investing activities	$(93,947)	$(20,313)	$(22,357)	$(8,266)	$(110,120)
Net cash provided by (used in) financing activities	$14,502	$(42,046)	$(15,242)	$(12,584)	$76,712

The following table contains a reconciliation of pro forma Adjusted EBITDA to pro forma income before cumulative effect adjustment (amounts in thousands) for the fiscal year ended September 25, 2003. We are providing the following reconciliation of pro forma Adjusted EBITDA to pro forma income before cumulative effect adjustment to provide additional information regarding the profitability of the Golden Gallon® assets acquired in October 2003:

Fiscal Year Ended September 25, 2003
Pro forma Adjusted EBITDA	$155,200
Pro forma depreciation and amortization	(57,557)
Pro forma interest expense and loss on extinguishment of debt	(57,491)
Pro forma income tax expense	(15,461)

Pro forma income before cumulative effect adjustment	$24,691

(h)	Investing activities include expenditures for acquisitions.

(i)	Purchases of assets to be held for sale are excluded from these amounts.

(j)	Net capital expenditures consists of gross capital expenditures less vendor reimbursements for capital improvements and proceeds from asset dispositions and sale-leaseback transactions.

(k)	The stores included in calculating comparable store sales growth are existing or replacement stores, which were in operation during the entire comparable period of both fiscal years. Remodeling, physical expansion or changes in store square footage are not considered when computing comparable store sales growth.

(l)	Gasoline gross profit per gallon represents gasoline revenue less cost of product and expenses associated with credit card processing fees and repairs and maintenance on gasoline equipment. Gasoline gross profit per gallon as presented may not be comparable to similarly titled measures reported by other companies.

RISK FACTORS

You should carefully consider the risks described below and other information in this prospectus supplement and the accompanying prospectus before making a decision to invest in our common stock. The risks and uncertainties described below and elsewhere in this prospectus supplement and the accompanying prospectus are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our results of operations or financial condition in the future. If any of such risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Industry

The convenience store industry is highly competitive and impacted by new entrants.

The industry and geographic areas in which we operate are highly competitive and marked by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gasoline stations, supermarkets, drugstores, discount stores, club stores and mass merchants. In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have impacted the convenience store industry by entering the gasoline retail business. These non-traditional gasoline retailers have obtained a significant share of the motor fuels market and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. To remain competitive, we must constantly analyze consumer preferences and competitors’ offerings and prices to ensure we offer a selection of convenience products and services consumers demand at competitive prices. We must also maintain and upgrade our customer service levels, facilities and locations to remain competitive and drive customer traffic to our stores. Major competitive factors include, among others, location, ease of access, gasoline brands, pricing, product and service selections, customer service, store appearance, cleanliness and safety.

Volatility of wholesale petroleum costs could impact our operating results.

Over the past three fiscal years, our gasoline revenue averaged approximately 61.8% of total revenues and our gasoline gross profit averaged approximately 27.8% of total gross profit. Crude oil and domestic wholesale petroleum markets are marked by significant volatility. General political conditions, acts of war or terrorism, and instability in oil producing regions, particularly in the Middle East and South America, could significantly impact crude oil supplies and wholesale petroleum costs. In addition, the supply of gasoline and our wholesale purchase costs could be adversely impacted in the event of a shortage, which could result from, among other things, lack of capacity at United States oil refineries or the fact that our gasoline contracts do not guarantee an uninterrupted, unlimited supply of gasoline. Significant increases and volatility in wholesale petroleum costs could result in significant increases in the retail price of petroleum products and in lower gasoline gross margin per gallon. Increases in the retail price of petroleum products could impact consumer demand for gasoline. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on our operating results and financial condition. These factors could materially impact our gasoline gallon volume, gasoline gross profit and overall customer traffic, which in turn would impact our merchandise sales.

Wholesale cost increases of tobacco products could impact our operating results.

Sales of tobacco products have averaged approximately 12.7% of our total revenue over the past three fiscal years and our tobacco gross profit accounted for approximately 16.6% of total gross profit in fiscal 2002 and 2003. Significant increases in wholesale cigarette costs and tax increases on tobacco products, as well as national and local campaigns to discourage smoking in the United States, may have an adverse effect on unit demand for cigarettes domestically. In general, we attempt to pass price increases on to our customers. However, due to competitive pressures in our markets, we may not be able to do so. These factors could materially impact our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit and overall customer traffic.

Changes in consumer behavior, travel and tourism could impact our business.

In the convenience store industry, customer traffic is generally driven by consumer preferences and spending trends, growth rates for automobile and truck traffic and trends in travel, tourism and weather. Changes in economic conditions generally or in the Southeast specifically could adversely impact consumer spending patterns and travel and tourism in our markets. Approximately 40% of our stores are located in coastal, resort or tourist destinations. Historically, travel and consumer behavior in such markets is more severely impacted by weak economic conditions. If visitors to resort or tourist locations decline due to economic conditions, changes in consumer preferences, changes in discretionary consumer spending or otherwise, our sales could decline.

Risks Related to Our Business

Unfavorable weather conditions or other trends or developments in the Southeast could adversely affect our business.

Substantially all of our stores are located in the southeast region of the United States. Although the Southeast is generally known for its mild weather, the region is susceptible to severe storms including hurricanes, thunderstorms, extended periods of rain, ice storms and heavy snow. Inclement weather conditions as well as severe storms in the Southeast could damage our facilities or could have a significant impact on consumer behavior, travel and convenience store traffic patterns as well as our ability to operate our locations. In addition, we typically generate higher revenues and gross margins during warmer weather months in the Southeast, which fall within our third and fourth quarters. If weather conditions are not favorable during these periods, our operating results and cash flow from operations could be adversely affected. We would also be impacted by regional occurrences in the Southeast such as energy shortages or increases in energy prices, fires or other natural disasters.

Inability to identify, acquire and integrate new stores could adversely affect our ability to grow our business.

An important part of our historical growth strategy has been to acquire other convenience stores that complement our existing stores or broaden our geographic presence, such as our acquisition of 138 convenience stores operating under the Golden Gallon® banner on October 16, 2003. From April 1997 through October 2003, we acquired 1,303 convenience stores in 21 major and numerous smaller transactions. We expect to continue to selectively review acquisition opportunities as an element of our growth strategy.

Acquisitions involve risks that could cause our actual growth or operating results to differ adversely compared to our expectations or the expectations of securities analysts. For example:

•	We may not be able to identify suitable acquisition candidates or acquire additional convenience stores on favorable terms. We compete with others to acquire convenience stores. We believe that this competition may increase and could result in decreased availability or increased prices for suitable acquisition candidates. It may be difficult to anticipate the timing and availability of acquisition candidates.

•	During the acquisition process we may fail or be unable to discover some of the liabilities of companies or businesses that we acquire. These liabilities may result from a prior owner’s noncompliance with applicable federal, state or local laws.

•	We may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions.

•	We may fail to successfully integrate or manage acquired convenience stores.

•	Acquired convenience stores may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate.

•	We face the risk that our existing systems, financial controls, information systems, management resources and human resources will need to grow to support significant growth.

Our substantial indebtedness and capital lease obligations could adversely affect our financial health.

We have a significant amount of indebtedness. As of September 30, 2004, we had consolidated debt, including capital lease obligations, of approximately $582.8 million.

We are vulnerable to increases in interest rates because the debt under our senior credit facility is at a variable interest rate. Although in the past we have on occasion entered into certain hedging instruments in an effort to manage our interest rate risk, we cannot assure you that we will continue to do so, on favorable terms or at all, in the future.

Our substantial indebtedness could have important consequences for you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our debt and our leases;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt and lease obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less indebtedness or better access to capital by, for example, limiting our ability to enter into new markets or renovate our stores; and

•	limit our ability to borrow additional funds in the future.

If we are unable to meet our debt and lease obligations, we could be forced to restructure or refinance our obligations, seek additional equity financing or sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations.

In addition, the indenture governing our senior subordinated notes and our senior credit facility, which includes a term loan and a revolving credit facility, contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, which would adversely affect our financial health and could prevent us from fulfilling our obligations.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur additional debt. This could further increase the risks associated with our substantial leverage.

We and our subsidiaries are still able to incur additional indebtedness. The terms of the indenture that governs our senior subordinated notes permit us to incur additional indebtedness under certain circumstances. In addition, our senior credit facility, as amended, permits us to potentially borrow up to an additional $75.0 million for permitted acquisitions (assuming certain financial conditions are met at the time) beyond the $70.0 million we can borrow under our revolving credit facility. If we and our subsidiaries incur additional indebtedness, the related risks that we and they now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on our indebtedness and to refinance our indebtedness and fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility, will be adequate to meet our future liquidity needs for at least the next 12 months. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

If we do not comply with the covenants in our senior credit facility and the indenture governing our senior subordinated notes or otherwise default under them, we may not have the funds necessary to pay all of our indebtedness that could become due.

Our senior credit facility and our indenture governing our senior subordinated notes require us to comply with certain covenants. In particular, our senior credit facility prohibits us from incurring any additional indebtedness except in specified circumstances or materially amending the terms of any agreement relating to existing indebtedness without lender approval. In addition, our senior credit facility limits our ability to make capital expenditures. Further, our senior credit facility restricts our ability to acquire and dispose of assets, engage in mergers or reorganizations, pay dividends, or make investments. Other restrictive covenants require that we meet interest coverage, minimum pro forma EBITDA, as defined in the senior credit facility agreement, and leverage tests. A violation of any of these covenants could cause an event of default under the senior credit facility. If we default under that facility because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts, and any acceleration of amounts due under our senior credit facility or our indenture governing our senior subordinated notes likely would have a material adverse effect on us.

We are subject to state and federal environmental and other regulations.

Our business is subject to extensive governmental laws and regulations including, but not limited to, environmental regulations, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements, working condition requirements, public accessibility requirements, citizenship requirements and other laws and regulations. A violation or change of these laws could have a material adverse effect on our business, financial condition and results of operations.

Under various federal, state and local laws, ordinances and regulations, we may, as the owner or operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. The failure to properly remediate such contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent such property or to borrow money using such property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at sites where they are located, whether or not such site is owned or operated by such person. Although we do not typically arrange for the treatment or disposal of hazardous substances, we may be deemed to have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be liable for removal or remediation costs, as well as other related costs, including governmental fines, and injuries to persons, property and natural resources.

Compliance with existing and future environmental laws regulating underground storage tanks may require significant capital expenditures and increased operating and maintenance costs. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. We pay tank registration fees and other taxes to state trust funds established in our operating areas and maintain private insurance coverage in Florida and Georgia in support of future remediation obligations.

These state trust funds or other responsible third parties including insurers are expected to pay or reimburse us for remediation expenses less a deductible. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. Reimbursements from state trust funds will be dependent on the maintenance and continued solvency of the various funds.

In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing locations or locations that we may acquire. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist as to any one or more of our locations. In addition, failure to comply with any environmental laws, ordinances or regulations or an increase in regulations could adversely affect our operating results and financial condition.

State laws regulate the sale of alcohol and tobacco products. A violation or change of these laws could adversely affect our business, financial condition and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies. In addition, certain states regulate relationships, including overlapping ownership, among alcohol manufacturers, wholesalers and retailers and may deny or revoke licensure if relationships in violation of the state laws exist. While we are not aware of any alcoholic beverage manufacturers or wholesalers having a prohibited relationship with our company, an investment fund related to our largest stockholder recently acquired an interest in a wine wholesaler. Although we do not believe this relationship is prohibited by the laws of any state in which we operate, if a regulatory authority were to take a contrary view and revoke our retail alcohol license, it could have a material adverse effect on our business and results of operations. In addition, our ability to expand into certain states, should we desire to do so, may be adversely affected if the laws of any such state prohibit the type of relationship which exists among our largest stockholder, the investment fund affiliated with it, the wine wholesaler in which the fund invested, and us.

Any appreciable increase in the statutory minimum wage rate or income or overtime pay or adoption of mandated health benefits would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition and results of operations.

From time to time, regulations are proposed which, if adopted, could also have an adverse effect on our business, financial condition or results of operations.

We depend on one principal supplier for the majority of our merchandise.

We purchase over 50% of our general merchandise, including most tobacco products and grocery items, from a single wholesale grocer, McLane Company, Inc., or McLane. We have a contract with McLane until October 2008, but we may not be able to renew the contract upon expiration. A change of suppliers, a disruption in supply or a significant change in our relationship with our principal suppliers could have a material adverse effect on our business, cost of goods, financial condition and results of operations.

We depend on two principal suppliers for the majority of our gasoline.

During February of 2003, we signed new gasoline supply agreements with BP Products, NA, or BP®, and Citgo Petroleum Corporation, or Citgo®. In June 2004, we amended our gasoline supply agreement with BP®

to include approximately 70 of the 138 Golden Gallon® stores acquired in October 2003. Following an 18-month conversion process that began in March 2003, BP® and Citgo® now supply approximately 85% of our gasoline purchases. We have contracts with BP® until 2009 and Citgo® until 2008, but we may not be able to renew either contract upon expiration. A change of suppliers, a disruption in supply or a significant change in our relationship with our principal suppliers could have a material adverse effect on our business, cost of goods, financial condition and results of operations.

We expect to generate approximately $10 to $12 million of annualized cost savings and other benefits from our gasoline supplier and brand consolidation initiatives. While we believe our estimates of these cost savings and benefits to be reasonable, they are estimates which are difficult to predict and are necessarily speculative in nature. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings and other benefits from these initiatives. As a result, our actual cost savings and other anticipated benefits could differ or be delayed, compared to our estimates and to the other information contained or incorporated by reference in this supplement or the accompanying prospectus.

We may not achieve the full expected cost savings and other benefits of our acquisition of Golden Gallon® .

We expect to achieve $8 to $10 million of cost savings and benefits within the 12 to 24 months following the acquisition of Golden Gallon®. These cost savings and benefits include, among others, savings associated with the elimination of duplicate overhead and infrastructure, benefits received by Golden Gallon® under our merchandise and gas supply agreements and the expansion of quick service restaurants in selected stores. While we believe our estimates of these cost savings and benefits to be reasonable, they are estimates which are difficult to predict and are necessarily speculative in nature. There can be no assurance that we will be able to replicate the results that we achieved at our stores at the Golden Gallon® stores. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings and other benefits from the acquisition. As a result, our actual cost savings and other anticipated benefits could differ or be delayed, compared to our estimates and to the other information contained or incorporated by reference in this supplement or the accompanying prospectus.

Because we depend on our senior management’s experience and knowledge of our industry, we would be adversely affected if senior management left The Pantry.

We are dependent on the continued efforts of our senior management team, including our President and Chief Executive Officer, Peter J. Sodini. Mr. Sodini’s employment contract terminates in September 2006. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We cannot assure you that we will be able to attract and retain additional qualified senior personnel as needed in the future. In addition, we do not maintain key personnel life insurance on our senior executives and other key employees. We also rely on our ability to recruit store managers, regional managers and other store personnel. If we fail to continue to attract these individuals, our operating results may be adversely affected.

Risks Related to the Offering

Future sales of additional shares into the market may depress the market price of our common stock.

If we or our existing stockholders sell shares of our common stock in the public market, including shares issued upon the exercise of outstanding options or upon settlement of the forward sale agreement, or if the market perceives such sales or issuances could occur, the market price of our common stock could decline. Upon consummation of the offering and assuming full physical settlement of the forward sale agreement, there will be 21,771,757 shares of our common stock outstanding. Assuming the exercise of the overallotment option in full, of these shares, approximately 18,387,465 shares will be freely tradable (unless held by one of our affiliates) and 3,484,369 shares will be held by affiliate investment funds of Freeman Spogli & Co., or Freeman Spogli. Pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, during any three-month period our affiliates can resell up to the greater of (a) 1% of our aggregate outstanding common stock or (b) the average weekly trading volume for the four weeks prior to the sale. In addition, the Freeman Spogli investment funds have registration rights allowing them to require us to register the resale of their shares.

Sales by our existing stockholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate or to use equity as consideration for future acquisitions.

In addition, we have filed registration statements with the Securities and Exchange Commission that cover up to 5,100,000 shares issuable pursuant to the exercise of stock options granted and to be granted under our stock option plans. Shares registered on a registration statement may be sold freely at any time after issuance.

Freeman Spogli and our executive officers and directors, who will collectively own 3,600,238 shares of our common stock and options to acquire 788,568 shares of our common stock after the offering, assuming exercise of the overallotment option in full, have agreed with the underwriters not to sell or otherwise transfer their shares, with exceptions, for a period of 90 days after the date of this prospectus supplement (subject to extension under certain circumstances) without the consent of Merrill Lynch. However, subject to rules and regulations, Merrill Lynch may waive the terms of such agreement or release any of such individuals from the terms of such agreement at any time.

Settlement provisions contained in the forward sale agreement subject us to certain risks.

The forward purchaser will have the right to accelerate the forward sale agreement and require us to physically settle the forward sale agreement on a date specified by the forward purchaser if, (a) in its judgment, it is unable to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us under the forward sale agreement or the cost of borrowing stock has increased above a specified rate per annum, (b) the average of the closing bid and offer price or, if available, the closing sale price of our common stock is less than or equal to $7.00 per share on any trading day or (c) we declare any dividend or distribution on shares of our common stock and set a record date for payment prior to the maturity date. In the event that early settlement of the forward sale agreement is based on any of the foregoing events, we will be required to settle by delivering shares of our common stock. The forward purchase also will have the right to accelerate the forward sale agreement and to require us to either physically settle or net stock settle if a nationalization, insolvency, insolvency filing, delisting or change in law occurs, each as defined in the forward sale agreement, or if our board of directors votes to approve an action that, if consummated, would result in a merger or other takeover event of our company. The forward sale agreement is also subject to cancellation and payment, as defined in the forward sale agreement, upon the consummation of a merger or other takeover event of our company. The forward purchaser’s decision to exercise its right to require us to settle the forward sale agreement early will be made irrespective of our need for capital. In the event that we elect or are required to settle the forward sale agreement with shares of our common stock, delivery of such shares would result in dilution to our earnings per share and return on equity. In no event may we physically settle to the extent that such settlement would result in the forward purchaser holding in excess of 9.5% of our outstanding shares.

Except under limited circumstances described above, in addition to physically settling, we also have the right to elect cash or net stock settlement under the forward sale agreement. If we elect cash or net stock settlement, the forward purchaser or one of its affiliates will purchase shares of our common stock in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, in secondary market transactions over a period of time for delivery to stock lenders in order to unwind its hedge. In the event that we elect to cash settle, if the price of our common stock at which the forward purchaser unwinds its hedge exceeds the forward sale price, we will pay the forward purchaser under the forward sale agreement an amount in cash equal to such difference. If we elect to net stock settle, we will deliver a number of shares of our common stock having a market value equal to such difference. Any such difference could be significant. In addition, the purchases of our common stock by the forward purchaser to unwind its hedge could cause the price of our common stock to increase over time, thereby increasing the amount of shares or cash we owe to the forward purchaser.

The interests of our largest stockholder may conflict with our interests and the interests of our other stockholders.

Upon consummation of this offering and assuming full physical settlement of the forward sale agreement and the exercise of the overallotment option in full, Freeman Spogli will own 3,484,369 shares of our common stock and its beneficial ownership of our common stock will be approximately 16%. In addition, three of the eight members of our board of directors are representatives of, or have consulting arrangements with, Freeman Spogli. As a result of its stock ownership and board representation, Freeman Spogli is in a position to affect our corporate actions such as mergers or takeover attempts of us or may take action on its own in a manner that could conflict with our interests or the interests of our other stockholders. In the past, from time to time, we have considered strategic alternatives, including a sale of The Pantry, at the request of Freeman Spogli and with the consent of our board of directors. Although we are not currently considering any strategic alternatives, we may do so in the future.

Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.

We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for capital at that time. We may also, either mandatorily or at our option, issue shares upon settlement of the forward sale agreement. Raising funds by issuing securities will dilute the ownership of our existing stockholders. Additionally, certain types of equity securities that we may issue in the future could have rights, preferences or privileges senior to your rights as a holder of our common stock. We could choose to issue additional shares for a variety of reasons including for investment or acquisitive purposes. Such issuances may have a dilutive impact on your investment.

The market price for our common stock has been and may in the future be volatile, which could cause the value of your investment to decline.

There currently is a public market for our common stock, but there is no assurance that there will always be such a market. Securities markets worldwide experience significant price and volume fluctuations. This market volatility could significantly affect the market price of our common stock without regard to our operating performance. In addition, the price of our common stock could be subject to wide fluctuations in response to the following factors, among others:

•	A deviation in our results from the expectations of public market analysts and investors;

•	Statements by research analysts about our common stock, our company or our industry;

•	Changes in market valuations of companies in our industry and market evaluations of our industry generally;

•	Additions or departures of key personnel;

•	Actions taken by our competitors;

•	Sales or other issuances of common stock by the company, senior officers or other affiliates; or

•	Other general economic, political or market conditions, many of which are beyond our control.

The market price of our common stock will also be impacted by our quarterly operating results and quarterly comparable store sales growth, which may be expected to fluctuate from quarter to quarter. Factors that may impact our quarterly results and comparable store sales include, among others, general regional and national economic conditions, competition, unexpected costs and changes in pricing, consumer trends, the number of stores we open and/or close during any given period, costs of compliance with corporate governance and Sarbanes-Oxley requirements, and other factors discussed in “Risk Factors” beginning on page S-12 and in documents incorporated by reference in this supplement or the accompanying prospectus. You may not be able to resell your shares of our common stock at or above the price you pay in this offering.

We have broad discretion in how we use the net proceeds to us from the settlement of the forward sale agreement, and we may not use these proceeds in a manner desired by our stockholders.

The principal purposes of this offering are to provide liquidity to certain existing stockholders as well as to potentially repay outstanding indebtedness, obtain additional working capital and finance additional capital expenditures and possible future acquisitions. Unless we use the net proceeds in connection with certain permitted acquisitions within 270 days of receipt thereof, we are required to use fifty percent (50%) of the net proceeds that we receive upon settlement of the forward sale agreement to prepay the outstanding loans and/or cash collateralize any outstanding letter of credit under our senior credit facility. Any remaining anticipated net proceeds we will receive upon settlement of the forward sale agreement have not been designated for specific uses. Accordingly, our management will have broad discretion with respect to the use of these funds.

Our charter includes provisions that may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Our certificate of incorporation gives our board of directors the authority to issue up to five million shares of preferred stock and to determine the rights and preferences of the preferred stock, without obtaining stockholder approval. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of The Pantry by means of a tender offer, merger, proxy contest or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, and, therefore, issuance of the preferred stock could have an adverse effect on the market price of our common stock. We have no present plans to issue any shares of our preferred stock.

Other provisions of our certificate of incorporation and bylaws and of Delaware law could make it more difficult for a third party to acquire us or hinder a change in management even if doing so would be beneficial to our stockholders. These governance provisions could affect the market price of our common stock. We may, in the future, adopt other measures that may have the effect of delaying, deferring or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated stockholders. These measures may be adopted without any further vote or action by our stockholders.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference contain statements that we believe are “forward-looking statements” under the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to enjoy protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements generally can be identified by use of phrases such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “forecast” or other similar words or phrases. Descriptions of our objectives, goals, targets, plans, strategies, anticipated capital expenditures, adequacy of cash flow from operations, available cash and available borrowings to meet future liquidity needs, costs and burdens of environmental remediation, anticipated gasoline suppliers and percentages of our requirements to be supplied by particular companies, anticipated store banners and percentages of our stores that we believe will operate under particular banners, expected cost savings and benefits and anticipated synergies from the Golden Gallon® acquisition, anticipated cost savings and benefits from our gasoline supplier and brand consolidation initiatives, anticipated costs of re-branding our stores, anticipated sharing of costs of conversion with our gasoline suppliers, expectations regarding re-modeling, re-branding, re-imaging or otherwise converting our stores and principal purposes and use of proceeds from the settlement of the forward sale agreement are also forward-looking statements. These forward-looking statements are based on our current plans and expectations and involve a number of risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements, including:

•	Competitive pressures from convenience stores, gasoline stations and other non-traditional retailers located in our markets;

•	Changes in economic conditions generally and in the markets we serve;

•	Unfavorable weather conditions;

•	Political conditions in crude oil producing regions, including South America and the Middle East;

•	Volatility in crude oil and wholesale petroleum costs;

•	Wholesale cost increases of tobacco products;

•	Consumer behavior, travel and tourism trends;

•	Changes in state and federal environmental and other regulations;

•	Dependence on one principal supplier for merchandise and two principal suppliers for gasoline;

•	Financial leverage and debt covenants;

•	Changes in the credit ratings assigned to our debt securities, credit facilities and trade credit;

•	Inability to identify, acquire and integrate new stores;

•	Early termination or settlement of the forward sale agreement;

•	The interests of our largest stockholder;

•	Dependence on senior management;

•	Acts of war and terrorism; and

•	Other unforeseen factors.

For a discussion of these and other risks and uncertainties, please refer to “Risk Factors” beginning on page S-12. The list of factors that could affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

USE OF PROCEEDS

We expect to receive net proceeds of $             million, subject to the provisions of the forward sale agreement, upon full physical settlement of the forward sale agreement, which we expect to occur within twelve months following the date of this prospectus supplement.

The forward purchaser will have the right to accelerate the forward sale agreement and require us to physically settle the forward sale agreement on a date specified by the forward purchaser if, (a) in its judgment, it is unable to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us under the forward sale agreement or the cost of borrowing stock has increased above a specified rate per annum, (b) the average of the closing bid and offer price or, if available, the closing sale price of our common stock is less than or equal to $7.00 per share on any trading day, or (c) we declare any dividend or distribution on shares of our common stock and set a record date for payment prior to the maturity date. In the event that early settlement of the forward sale agreement is based on any of the foregoing events, we will be required to settle by delivering shares of our common stock. The forward purchaser also will have the right to accelerate the forward sale agreement, and to require us to either physically settle or net stock settle the forward sale agreement on a date specified by the forward purchaser, if a nationalization, insolvency, insolvency filing, delisting or change in law occurs, each as defined in the forward sale agreement, or if our board of directors votes to approve an action that, if consummated, would result in a merger or other takeover event of our company. The forward sale agreement is also subject to cancellation and payment, as defined in the forward sale agreement, upon the consummation of a merger or other takeover event of our company. The forward purchaser’s decision to exercise its right to require us to settle the forward sale agreement early will be made irrespective of our need for capital. In the event that we elect or are required to settle the forward sale agreement with shares of our common stock, delivery of such shares would result in dilution to our earnings per share and return on equity. In no event may we physically settle to the extent that such settlement would result in the forward purchaser holding in excess of 9.5% of our outstanding shares.

We may use a portion of the net proceeds that we receive upon settlement of the forward sale agreement to acquire businesses that are complementary to our own, although we are not currently negotiating any such transactions. Under the terms of our credit facility, we may be required to use fifty percent (50%) of the net proceeds that we receive upon settlement of the forward sale agreement to prepay the outstanding loans and/or cash collateralize any outstanding letter of credit under our senior credit facility, unless within 270 days of receipt we are able to utilize such proceeds for certain permitted acquisitions. Borrowings under our senior credit facility currently bear interest at the London interbank offered rate, or LIBOR, plus 2.25% and have a final maturity date of March 12, 2011. We incurred this indebtedness in March 2004, at which time the proceeds were used to repay amounts outstanding under our previous credit facility. We intend to use any remaining net proceeds that we receive upon settlement of the forward sale agreement for general corporate purposes, including (but not limited to) working capital and capital expenditures. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will receive upon settlement of the forward sale agreement. Accordingly, we will retain broad discretion over the use of these proceeds.

Pending the use of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders and we will not initially receive any proceeds from the sale of shares of common stock by the forward purchaser.

CAPITALIZATION

The following table describes our capitalization as of June 24, 2004: (a) on an actual basis and (b) as adjusted to give effect to our receipt of the net proceeds upon settlement of the forward sale agreement, assuming all shares subject to the forward sale agreement are issued. For purposes of preparing the table set forth below, we have assumed that the forward sale agreement is settled based upon the initial aggregate forward sale price. See “Risk Factors—Settlement provisions contained in the forward sale agreement subject us to certain risks” and “Use of Proceeds”. The following should be read together with our consolidated financial statements and the related notes incorporated herein by reference.

	As of June 24, 2004
	Actual	As Adjusted for Settlement of Forward Sale Agreement
	(Dollars in Thousands)
	(unaudited)
Cash and cash equivalents	$103,364	$

Long-term debt, including current portion:

Debt	595,048		595,048
Capital lease obligations	16,144		16,144

Total debt and capital lease obligations	611,192		611,192
Shareholders’ equity:
Common stock, $.01 par value, 50,000,000 shares authorized; 20,121,709 actual and 21,621,709 as adjusted issued and outstanding at June 24, 2004(a)	202		217
Additional paid-in capital	131,306
Shareholder loans	(23)		(23)
Accumulated other comprehensive deficit (net of deferred taxes of $346 at June 24, 2004)	553		553
Accumulated earnings	5,873		5,873

Total shareholders’ equity	137,911

Total capitalization	$749,103	$

(a)	The above table excludes, as of June 24, 2004, 4,293,548 shares reserved for issuance under our stock option plans, of which options to purchase 1,086,801 shares were granted as of such date at an average option price of $8.24, and 23,664 shares of common stock reserved for issuance under our 1998 stock subscription plan. We had 20,271,757 shares of common stock outstanding as of September 28, 2004.

MANAGEMENT

The following table provides information on our executive officers and directors. There are no family relationships between any of our executive officers or directors:

Name	Age	Position with our Company
Peter J. Sodini	63	President, Chief Executive Officer and Director
Steven J. Ferreira	48	Senior Vice President, Administration
Joseph A. Krol	56	Senior Vice President, Operations
Daniel J. Kelly	52	Vice President and Chief Financial Officer
David M. Zaborski	49	Vice President, Marketing
Todd W. Halloran	42	Director
Charles P. Rullman	56	Director
Peter M. Starrett	56	Director
Hubert E. Yarborough, III	60	Director
Byron E. Allumbaugh	72	Director
Thomas M. Murnane	57	Director
Paul L. Brunswick	64	Director

Peter J. Sodini has served as our President and Chief Executive Officer since June 1996 and served as our Chief Operating Officer from February 1996 until June 1996. Mr. Sodini was Chief Executive Officer and a director of Purity Supreme, Inc. from December 1991 through February 1996. Prior to 1991, Mr. Sodini held executive positions at several supermarket chains including Boys Markets, Inc. and Piggly Wiggly Southern, Inc. Mr. Sodini has served as a director since November 1995.

Steven J. Ferreira has served as our Senior Vice President, Administration since February 2001 and prior to that served as Vice President, Strategic Planning since May 1997. Prior to joining The Pantry he was with The Store 24 Companies, Inc. for nearly 20 years where he held various executive positions including Vice President Operations, Vice President Marketing and, finally, Chief Operating Officer.

Joseph A. Krol has served as our Senior Vice President, Operations since October 2002, and prior to that he was Group Vice President, Operations for Lil’ Champ from February 1999 to October 2002 and our Vice President, Operations from August 1996 to February 1999. Prior to joining The Pantry in August 1996, Mr. Krol was a Division Manager, Operations with Food 4 Less.

Daniel J. Kelly has served as our Vice President and Chief Financial Officer since January 2003. Prior to joining The Pantry, Mr. Kelly was with Konover Property Trust, Inc., a public Real Estate Investment Trust, where he served as Chief Financial Officer and Executive Vice President. Prior to joining Konover, Mr. Kelly was a partner in the audit division of Arthur Andersen LLP. Prior to being named partner in 1993, Mr. Kelly had various other positions during his sixteen-year tenure with that firm.

David M. Zaborski has served as Vice President, Marketing since November 2001 and served as Vice President, Operations from June 2000 until November 2001. From March 1999 to June 2000, Mr. Zaborski served as Vice President, Strategic Planning. Mr. Zaborski served as Director of Marketing for Handy Way Food Stores from August 1990 to February 1999.

Todd W. Halloran has served as a director since November 1995. Mr. Halloran joined Freeman Spogli in 1995 and became a Principal in 1998. From 1990 to 1995, Mr. Halloran was a Vice President and Associate at Goldman, Sachs & Co., where he worked in the Principal Investment Area and the Mergers and Acquisitions Department.

Charles P. Rullman has served as a director since November 1995. Mr. Rullman joined Freeman Spogli in 1995 as a Principal. From 1992 to 1995, Mr. Rullman was a General Partner of Westar Capital, a private equity investment firm specializing in middle market transactions. Prior to joining Westar, Mr. Rullman spent twenty years at Bankers Trust Company and its affiliate, BT Securities Corporation, where he was a Managing Director and Partner.

Peter M. Starrett has served as a director since January 1999. Since August 1998, Mr. Starrett has served as President of Peter Starrett Associates, a retail advisory firm, and has served as a consultant to Freeman Spogli. Prior to August 1998, Mr. Starrett was President of Warner Bros. Studio Stores Worldwide and had been employed by Warner Bros. since May 1990. Mr. Starrett is also a director of Pacific Sunwear of California, Inc., AFC Enterprises, Inc. and Guitar Center, Inc.

Hubert E. Yarborough, III has served as a director since September 1999. Mr. Yarborough currently is the President of The Yarborough Group of South Carolina, LLC, a national governmental relations firm. Prior to joining that firm, Mr. Yarborough was a shareholder in the McNair Law Firm where his practice primarily involved representing clients before the South Carolina General Assembly, state regulatory and administrative agencies, the South Carolina Congressional delegation and various federal regulatory agencies.

Byron E. Allumbaugh has served as a director since March 2002. Currently, Mr. Allumbaugh is a business consultant working with public and private companies. From 1976 to 1997, he served as Chairman and Chief Executive Officer of Ralphs Supermarkets based in Southern California. Currently, Mr. Allumbaugh is a director of CKE Restaurants, Inc. and The Penn Traffic Company.

Thomas M. Murnane has served as a director since October 2002. Mr. Murnane retired as a partner of PricewaterhouseCoopers, LLP in 2002. He served in various capacities in his tenure with that firm since 1980, including Director of the firm’s Retail Strategy Consulting Practice, Director of Overall Strategy Consulting for the East Region of the United States, and most recently, Global Director of Marketing and Brand Management for PwC Consulting. Mr. Murnane currently provides consulting services and is also a director of Finlay Enterprises, Inc., Pacific Sunwear of California, Inc. and Captaris, Inc.

Paul L. Brunswick has served as a director since July 2003. Currently, Mr. Brunswick is President of General Management Advisory, a provider of financial and business consulting services. Mr. Brunswick was the Vice President and Chief Financial Officer of GoodMark Foods, Inc., a company in the meat snack business, from 1992 until 1999. Currently, Mr. Brunswick is also a director of Waste Industries USA, Inc. and Lonesource, Inc.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information, as of September 28, 2004, regarding shares of our common stock owned of record or known to us to be beneficially owned by:

•	each of our directors;

•	our Chief Executive Officer and each of our four other most highly compensated executive officers;

•	all those known by us to beneficially own more than 5% of our outstanding common stock;

•	each stockholder selling shares of our common stock in this offering; and

•	all of our executive officers and directors as a group.

Except as otherwise indicated:

•	the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable; and

•	the address of each of the stockholders listed in this table is as follows: c/o The Pantry, Inc., P.O. Box 1410, 1801 Douglas Drive, Sanford, North Carolina 27330.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)			Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Total		Percentage of Class		Total		Percentage of Class
Freeman Spogli & Co.(2)
FS Equity Partners III, L.P.	5,046,906		24.9%	2,283,854	2,763,052		12.7%
FS Equity Partners IV, L.P.	2,484,343		12.3%	1,124,229	1,360,114		6.2%
FS Equity Partners International, L.P.	203,120		1.0%	91,917	111,203		*
Todd W. Halloran	—		—	—	—		—
Charles P. Rullman	—		—	—	—		—
Chilton Investment Company, Inc.(3)	2,701,415		13.3%	0	2,701,415		12.4%
Peter J. Sodini(4)	320,571		1.6%	0	320,571		1.5%
Peter M. Starrett(5)	75,518		*	0	75,518		*
Joseph A. Krol(6)	90,575		*	0	90,575		*
Steven J. Ferreira(7)	42,163		*	0	42,163		*
David M. Zaborski(8)	26,870		*	0	26,870		*
Hubert E. Yarborough, III(9)	22,167		*	0	22,167		*
Byron E. Allumbaugh(10)	40,000		*	0	40,000		*
Thomas M. Murnane(11)	24,999		*	0	24,999		*
Paul L. Brunswick(12)	3,333		*	0	3,333		*
Gregory J. Tornberg(13)	—		—	0	—		—
All directors and executive officers as a group (13 individuals)(14)	8,398,229	(15)	40.3%	3,500,000	4,898,229	(16)	21.9%

*	Less than 1.0%.

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and also any shares that the person has the right to acquire within 60 days after September 28, 2004 through the exercise of any stock option or other rights. The percentages of beneficial ownership are based on 20,271,757 shares of our common stock outstanding as of September 28, 2004 and 21,771,757 shares of our common stock outstanding after completion of the offering (assuming full physical settlement of the forward sale agreement and no exercise of outstanding stock options after September 28, 2004). For purposes of this table, we have assumed that all shares subject to the forward sale agreement will be sold and that none of the shares subject to the forward sale agreement will be held by the selling stockholders.
(2)	The business address of Freeman Spogli & Co., FS Equity Partners III, L.P. and FS Equity Partners IV, L.P. is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International, L.P. is c/o Padget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.
(3)	Based on Amendment No. 4 to Schedule 13G filed with the Securities and Exchange Commission on February 13, 2004. The business address of Chilton Investment Company, Inc. is 1266 East Main Street, 7th Floor, Stamford, Connecticut, 06920.
(4)	Includes 315,571 shares of common stock subject to presently exercisable stock options.
(5)	Includes 3,333 shares of common stock subject to presently exercisable stock options. Mr. Starrett’s business address is c/o Freeman Spogli, 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.
(6)	Includes 88,985 shares of common stock subject to presently exercisable stock options.
(7)	Includes 41,219 shares of common stock subject to presently exercisable stock options.
(8)	Includes 26,220 shares of common stock subject to presently exercisable stock options.
(9)	Includes 21,667 shares of common stock subject to presently exercisable stock options.
(10)	Includes 15,000 shares of common stock subject to presently exercisable stock options.
(11)	Includes 14,999 shares of common stock subject to presently exercisable stock options.
(12)	Includes 3,333 shares of common stock subject to presently exercisable stock options.
(13)	Mr. Tornberg served as our Vice President, Gasoline Marketing during fiscal 2003, but since then has separated from our company.
(14)	Includes 547,991 shares of common stock subject to presently exercisable stock options.
(15)	Includes 7,734,369 shares owned by Freeman Spogli, since Messrs. Halloran and Rullman are affiliated with those entities.
(16)	Includes 4,234,369 shares owned by Freeman Spogli, since Messrs. Halloran and Rullman are affiliated with those entities.

The selling stockholders have granted the underwriters an option to purchase up to an additional 750,000 shares of our common stock to cover overallotments. If this option is exercised in full, the selling stockholders will own an aggregate of 3,484,369 shares of our common stock, or 16% of our outstanding common stock upon the conclusion of this offering.

Information Concerning Freeman Spogli

Freeman Spogli & Co.

Freeman Spogli has been a substantial stockholder in The Pantry for more than eight years. Freeman Spogli & Co. is a privately owned investment firm dedicated exclusively to investing and partnering with management in middle-market companies.

FSEP III

FS Holdings, Inc., the general partner of FS Capital Partners, L.P., which is the general partner of FSEP III, has the sole power to vote and dispose of the shares of our common stock owned by FSEP III. Charles P. Rullman, one of our directors, and Bradford M. Freeman, Ronald M. Spogli, J. Frederick Simmons, William M. Wardlaw, and John M. Roth are the sole directors, officers and stockholders of FS Holdings, Inc. and may be deemed to be the beneficial owners of the shares of our common stock and rights to acquire our common stock owned by FSEP III.

FSEP IV

FS Capital Partners LLC, the general partner of FSEP IV, has the sole power to vote and dispose of the shares owned by FSEP IV. Todd W. Halloran and Mr. Rullman, two of our directors, and Messrs. Freeman, Spogli, Wardlaw and Roth, Mark J. Doran and Jon D. Ralph, one of our former directors, are the sole directors, officers and beneficial owners of FS Capital Partners, LLC and may be deemed to be the beneficial owners of the shares of our common stock and rights to acquire our common stock owned by FSEP IV.

FSEP International

FS International Holdings Limited, the general partner of FS&Co. International, L.P., which is the general partner of FSEP International, has the sole power to vote and dispose of the shares owned by FSEP International. Mr. Rullman, one of our directors, and Messrs. Freeman, Spogli, Simmons, Wardlaw, and Roth are the sole directors, officers and stockholders of FS International Holdings Limited and may be deemed to be the beneficial owners of the shares of our common stock and rights to acquire our common stock owned by FSEP International.

Information About Our Relationship with Freeman Spogli

Registration Rights Agreements.    In 1998, we entered into a registration rights agreement with Freeman Spogli and Peter J. Sodini, our President and Chief Executive Officer. The registration rights agreement obligates us:

•	on up to three occasions at the request of holders of at least 50% of the common stock held by the parties to the agreement, to register the resale of all common stock held by the requesting holders;

•	at any time to register the resale of shares of common stock having a value of more than $5 million at the request of any party; and

•	at any time, to allow any party to include shares in any registration of common stock by us.

In addition, in 1996 we entered into a separate registration rights agreement with Freeman Spogli granting demand and piggyback registration rights with respect to shares of common stock issued upon exercise of the warrants to purchase shares of our common stock held by Freeman Spogli. The warrants were exercised in full in a cashless exercise on December 9, 2003 for 1,607,855 shares of our common stock.

Pursuant to these registration rights agreements, we agreed to indemnify Freeman Spogli against any loss, claim, damage, liability or proceeding, joint or several, arising out of any actual or alleged material misstatements or omissions in the registration statement that we have filed relating to this offering or in this prospectus supplement or the accompanying prospectus or any amendment hereto, other than any loss, claim, damage, liability or expense arising from written information furnished by the selling stockholders for use in connection with the registration statement or this supplement or the accompanying prospectus or any amendment or supplement thereto. Freeman Spogli agreed to indemnify us against any loss, claim, damage, liability or proceeding, joint or several, arising out of any actual or alleged material misstatements or omissions in the registration statement or in this supplement or the accompanying prospectus or any amendment hereto to the extent that the misstatements or omissions were made in reliance upon written information furnished to us by Freeman Spogli expressly for use in connection with the registration statement or this prospectus supplement or the accompanying prospectus or any amendment hereto. However, the indemnification by Freeman Spogli is limited to the net proceeds received by Freeman Spogli from this offering.

Pursuant to these registration rights agreements, we also agreed to pay the costs and expenses of this offering, including all registration and filing fees, printing expenses, fees and disbursements of our counsel and counsel for Freeman Spogli and expenses of any special audit incident to or required in connection with this offering, provided that we are not obligated to pay any underwriters’ discounts or commissions or similar selling expenses, if any, with respect to the sale of the shares of common stock by the selling stockholders.

Board of Directors Representation.    Three of the eight directors serving on our board of directors have relationships with Freeman Spogli. Messrs. Halloran and Rullman, who are Principals with Freeman Spogli, and Peter M. Starrett, who is a consultant to Freeman Spogli, have each been members of our board of directors for more than three years. There are no agreements between our company and any of the Freeman Spogli representatives on our board of directors with respect to their membership on our board of directors.

SHARES ELIGIBLE FOR FUTURE RESALE

We have 20,271,757 shares of common stock outstanding as of September 28, 2004, assuming no exercise of options granted under our stock option plans after September 28, 2004. We have reserved 4,143,500 shares of common stock for issuance under our stock option plans, of which options to purchase 936,753 shares are outstanding. We also have 23,664 shares of common stock reserved for issuance under our 1998 stock subscription plan.

After this offering and assuming full physical settlement of the forward sale agreement, as well as exercise of the underwriters’ overallotment option in full, approximately 18,387,465 shares will be freely tradable without restriction or limitation under the Securities Act, except for any shares held by our “affiliates,” as defined under Rule 144 of the Securities Act. Our remaining 3,384,292 outstanding shares are “restricted securities,” as defined under Rule 144, that we issued and sold in private transactions and that may be sold publicly only if registered under the Securities Act or exempt from registration.

Rule 144

In general, under Rule 144 as currently in effect, a person, including an “affiliate” of The Pantry, who has beneficially owned “restricted securities” for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 202,718 shares as of September 28, 2004); or

•	the average weekly trading volume in our common stock during the four calendar weeks immediately preceding filing of notice of the sale with the Securities and Exchange Commission;

provided, that such person satisfies various manner of sale and notice requirements and we make available current public information about our company.

Under Rule 144(k), a holder of “restricted securities” who is not an “affiliate” of The Pantry who has beneficially owned shares for at least two years would be entitled to sell such shares and without regard to the limitations described above. As defined under Rule 144, an “affiliate” of an issuer is a person who directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Freeman Spogli and our directors and our executive officers may be considered our affiliates under this definition.

Lock-Up Agreements

We, our executive officers and directors and the selling stockholders have agreed not to sell or transfer, with exceptions, any common stock for 90 days after the date of this prospectus supplement (subject to extension under certain circumstances) without first obtaining the written consent of Merrill Lynch.

Registration Rights Agreements

In 1998, we entered into a registration rights agreement with Freeman Spogli and Mr. Sodini. The registration rights agreement obligates us:

•	on up to three occasions at the request of holders of at least 50% of the common stock held by the parties to the agreement, to register the resale of common stock held by the requesting holders;

•	at any time, to register the resale of shares of common stock having a value of more than $5 million at the request of any party; and

•	at any time, to allow any party to include shares in any registration of common stock by us.

In addition, in 1996 we entered into a separate registration rights agreement with Freeman Spogli granting demand and piggyback registration rights with respect to the common stock issued upon exercise of the warrants to purchase shares of our common stock held by Freeman Spogli. The warrants were exercised in full in a cashless exercise on December 9, 2003 for 1,607,855 shares of our common stock.

Market Price

We cannot estimate the number of shares that may be sold in the future by our stockholders or the effect that sales of shares by our stockholders will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the prospect of these sales, could materially adversely affect the market price of our common stock.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (or entity classified as a corporation or partnership for such purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person” for such purposes.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership or trust that the U.S. federal income tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

•	the U.S. federal income tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•	special U.S. federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special U.S. federal income tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, that are attributable to a permanent establishment in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to satisfy applicable certification and other requirements. However,

•	in the case of our common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of our common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the applicable U.S. Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements (unless an applicable income tax treaty provides otherwise); or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

In general, we will be treated as a “U.S. real property holding corporation” if the fair market value of our “U.S. real property interests” equals or exceeds 50% of the total fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. The determination of the fair market value of our assets and, therefore, whether we are a U.S. real property holding corporation at any given time, will depend on the particular facts and circumstances applicable at the time.

Currently, it is our best estimate that the fair market value of our U.S. real property interests is less than 50% of the total fair market value of our worldwide real property interests and our other assets used or held for use in our trade or business. Therefore, we believe that it is likely that we currently are not a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation is based on the fair market value of our U.S. real property interests and our other assets, it is difficult to predict whether we will be a U.S. real property holding corporation in the future.

However, even if we are or have been a U.S. real property holding corporation, a “non-5% holder” that is not otherwise taxed under any other circumstances described above generally will not be taxed on any gain realized on the disposition of our common stock if, at any time during the calendar year of the disposition, our common stock was regularly traded on an established securities market within the meaning of the applicable U.S. Treasury regulations. A non-5% holder is a non-U.S. holder that did not beneficially own, directly or indirectly, more than 5% of the total fair market value of our common stock at any time during the shorter of the five-year period ending on the date of disposition and the period that our common stock was held by the non-U.S. holder.

Our common stock is quoted on the Nasdaq National Market. Although not free from doubt, our common stock should be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted on Nasdaq by brokers or dealers that hold themselves out to buy or sell our common stock at the quoted price. If our common stock is not considered to be regularly traded on Nasdaq at any time during the applicable calendar year and we are treated as a U.S. real property holding corporation, then a non-5% holder will be taxed for U.S. federal income tax purposes on any gain realized on the disposition of our common stock on a net income basis as if the gain were effectively connected with the conduct of a U.S. trade or business by the non-5% holder during the taxable year and, in such case, the person acquiring our common stock from a non-5% holder generally will have to withhold 10% of the amount of the proceeds of the disposition. Such withholding may be reduced or eliminated pursuant to a withholding certificate issued by the U.S. Internal Revenue Service in accordance with applicable U.S. Treasury regulations. We urge all non-U.S. holders to consult their own tax advisors regarding the application of these rules to them.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

Dividends paid to you may be subject to information reporting and U.S. backup withholding tax. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or

•	the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

In this offering, the selling stockholders identified in this prospectus supplement are selling 3,500,000 shares of our common stock and Merrill Lynch International, an affiliate of one of the underwriters in this offering, is, at our request, borrowing and selling 1,500,000 shares of our common stock in connection with the execution of the forward sale agreement between us and such forward purchaser. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions described in the purchase agreement among us, the selling stockholders, the forward purchaser and the underwriters, the selling stockholders and the forward purchaser have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders and the forward purchaser, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
William Blair & Company, L.L.C.
Jefferies & Company, Inc.
Morgan Keegan & Company, Inc.

Total	5,000,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

If the forward purchaser is unable to borrow and deliver for sale all of the shares of our common stock to be sold by it, the purchase agreement provides that we will deliver under the purchase agreement a number of shares equal to the number of shares that the forward purchaser does not borrow and sell such shares to the underwriters. The forward purchaser under the forward sale agreement will have no liability to the underwriters or us under the purchase agreement in the event that it is unable to borrow and deliver for sale any of the shares of our common stock as described above.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Forward Sale Agreement

We have entered into a forward sale agreement on the date of this prospectus supplement with Merrill Lynch International, as forward purchaser, related to 1,500,000 shares of our common stock. In connection with the execution of the forward sale agreement and at our request, the forward purchaser is borrowing and selling in this offering 1,500,000 shares of our common stock. In the event that the forward purchaser borrows and sells less than 1,500,000 shares of our common stock in this offering, the number of shares of our common stock to be sold under the forward sale agreement shall be reduced to equal the number of shares borrowed and sold in the offering by the forward purchaser. In the event that the forward purchaser does not borrow all of the shares of our common stock to be sold by it, the forward sale agreement will become effective only for the number of shares actually borrowed by it.

Prior to settlement under the forward sale agreement, the forward purchaser will utilize the aggregate net proceeds from the sale of the borrowed shares of our common stock sold in this offering as cash collateral for the borrowing of shares described above. We will receive an amount equal to the net proceeds from the sale of the borrowed shares of our common stock sold in this offering, subject to the provisions of the forward sale agreement, from the forward purchaser upon settlement of the forward sale agreement if we elect to settle the forward sale agreement entirely with our common stock.

The forward sale agreement provides for settlement on a settlement date or dates to be specified at our discretion no later than twelve months following the date of this prospectus supplement at an initial forward sale price of $             per share, which is the public offering price of our shares of common stock less the underwriting discount. The forward sale agreement provides that the initial forward sale price will be subject to increase based on a floating interest factor equal to the federal funds rate, less a spread. Because the spread may be greater than the federal funds rate for at least part of the term of the forward sale agreement, the actual forward sale price received at settlement may be less than the initial forward sale price.

The forward purchaser will have the right to accelerate the forward sale agreement and require us to physically settle the forward sale agreement on a date specified by the forward purchaser if (a) in its judgment, it is unable to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us under the forward sale agreement or the cost of borrowing stock has increased above a specified rate per annum, (b) the average of the closing bid and offer price or, if available, the closing sale price of our common stock is less than or equal to $7.00 per share on any trading day or (c) we declare any dividend or distribution on shares of our common stock and set a record date for payment prior to the maturity date. In the event that early settlement of the forward sale agreement is based on any of the foregoing events, we will be required to settle by delivering shares of our common stock. The forward purchaser also will have the right to accelerate the forward sale agreement, and to require us to either physically settle or net stock settle the forward sale agreement on a date specified by the forward purchaser, if a nationalization, insolvency, insolvency filing, delisting or change in law occurs, each as defined in the forward sale agreement, or if our board of directors votes to approve an action that, if consummated, would result in a merger or other takeover event of our company. The forward sale agreement is also subject to cancellation and payment, as defined in the forward sale agreement, upon the consummation of a merger or other takeover event of our company. The forward purchaser’s decision to exercise its right to require us to settle the forward sale agreement early will be made irrespective of our need for capital. In the event that we elect or are required to settle the forward sale agreement with shares of our common stock, delivery of such shares would result in dilution to our earnings per share and return on equity. In no event may we physically settle to the extent that such settlement would result in the forward purchaser holding in excess of 9.5% of our outstanding shares.

Except under the circumstances described above, in addition to physically settling, we also have the right to elect cash or net stock settlement under the forward sale agreement. Although we expect to settle the forward sale agreement entirely by the physical delivery of shares of our common stock, we may elect cash or net stock settlement for all or a portion of our obligations if we conclude that it is in our interest to do so. If we elect cash or net stock settlement, the forward purchaser or one of its affiliates will purchase shares of our common stock in compliance with Rule 10b-18 under the Exchange Act in secondary market transactions over a period of time for delivery to stock lenders in order to unwind its hedge. In the event that we elect to cash or net stock settle, if the price of our common stock at which the forward purchaser unwinds its hedge exceeds the forward sale price, we will pay the forward purchaser under the forward sale agreement an amount in cash, if we cash settle, equal to such difference or deliver a number of shares of our common stock, if we net stock settle, having a market value equal to such difference. If the price of our common stock at which the forward purchaser unwinds its hedge is below the forward sale price, the forward purchaser will pay us such difference in cash, if we cash settle, or in shares of our common stock, if we net stock settle.

Before the issuance of our common stock upon settlement of the forward sale agreement, the forward sale agreement will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreement over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our common stock is above the per share adjusted forward sale price, which is initially $         (which is equal to our per share proceeds, before expenses, as set forth in the table on the cover of this prospectus supplement), subject to increase based on a floating interest factor equal to the federal funds rate, less a spread.

Commissions and Discounts

The representatives have advised us, the forward purchaser and the selling stockholders that the underwriters propose initially to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders and to us. The information assumes (a) either no exercise or full exercise by the underwriters of their overallotment option and (b) that the forward sale agreement is fully settled based upon the aggregate initial forward sale price and by the delivery of 1,500,000 shares of our common stock. We expect to receive proceeds of $            , net of the underwriting discount and offering expenses, subject to certain adjustments as described above, upon settlement of the forward sale agreement, which is expected to occur within twelve months following the date of this prospectus supplement. If the forward sale agreement is net stock settled or cash settled at our option, we will not receive the full proceeds shown below.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to The Pantry, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by The Pantry, Inc.

Overallotment Option

The selling stockholders have granted options to the underwriters to purchase up to 750,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities:

We, our executive officers and directors and the selling stockholders have agreed not to sell or transfer, with exceptions, any common stock for 90 days after the date of this prospectus supplement (subject to extension under certain circumstances) without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above do not apply to:

•	the sale of common stock by us to the underwriters under the underwriting agreement,

•	the sale of common stock by us to the forward purchaser under the forward sale agreement,

•	common stock issued by us upon the exercise of options or warrants outstanding on the date of this prospectus supplement, and

•	common stock or options issued by us in respect of employee benefit plans.

Quotation on the Nasdaq National Market

The shares are quoted on the Nasdaq National Market under the symbol “PTRY.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the ability of the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover the positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase the shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover syndicate short positions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that would otherwise exist in the open market.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that such transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

UK Selling Restrictions

Each underwriter has agreed that:

•	it has not offered or sold and, prior to the expiry of the six months from the completion of the offering, will not offer or sell our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,

•	it has complied or will comply with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom, and

•	it has communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which section 21(l) of the FSMA does not apply to us.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus supplement or the accompanying prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and this prospectus supplement, the accompanying prospectus and any other offering material or advertisements in connection with our common stock may not be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of our common stock offered by this prospectus supplement and the accompanying prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus supplement.

Internet Distribution

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus supplement in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus supplement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

As discussed above, Merrill Lynch International has also entered into the forward sale agreement described above under “—Forward Sale Agreement”.

Because it is expected that more than 10% of the net proceeds of this offering may be paid to affiliates of some of the underwriters, the offering is being conducted in accordance with Rule 2710(g) of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

The validity of the common stock to be issued upon settlement of the forward sale agreement will be passed upon for The Pantry by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina, and certain legal matters in connection with this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. We maintain a website at www.thepantry.com. The information contained on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

The Securities and Exchange Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement or the accompanying prospectus, except for any information superseded by information in this prospectus supplement or the accompanying prospectus. This prospectus supplement incorporates important business and financial information about us that is not included in or delivered with this prospectus supplement or the accompanying prospectus. This prospectus supplement incorporates by reference the documents set forth below that have previously been filed with the Securities and Exchange Commission:

1. Annual Report on Form 10-K for the fiscal year ended September 25, 2003 (as amended on January 7, 2004, June 29, 2004 and September 13, 2004 on Forms 10-K/A);

2. Current Report on Form 8-K filed October 31, 2003 (as amended by Current Report on Form 8-K/A filed December 9, 2003), Current Report on Form 8-K filed January 15, 2004, Current Report on Form 8-K filed February 9, 2004, Current Report on Form 8-K filed February 17, 2004, Current Report on Form 8-K filed February 17, 2004, Current Report on Form 8-K filed February 19, 2004, Current Report on Form 8-K filed March 17, 2004, Current Report on Form 8-K filed March 22, 2004, Current Report on Form 8-K filed June 29, 2004, Current Report on Form 8-K filed July 22, 2004, Current Report on Form 8-K filed September 22, 2004 and Current Report on Form 8-K filed September 28, 2004.

3. Quarterly Report on Form 10-Q for the quarter ended December 25, 2003 (as amended on September 13, 2004 on Form 10-Q/A), Quarterly Report on Form 10-Q for the quarter ended March 25, 2004 (as amended on September 13, 2004 on Form 10-Q/A), and Quarterly Report on Form 10-Q for the quarter ended June 24, 2004 (as amended on September 13, 2004 on Form 10-Q/A); and

4. The description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 19, 1999, including any amendment or reports filed for the purpose of updating such description.

We are also incorporating by reference additional documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares of common stock that we have registered are sold. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the Securities and Exchange Commission, including without limitation any information furnished pursuant to Items 2.02 or 7.01 (formerly Items 9 or 12) of Form 8-K.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus supplement. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus supplement and the accompanying prospectus, which is a part of the registration statement, omits various information, exhibits, schedules and undertakings included in the registration statement. For further information pertaining to us and the common stock offered under this prospectus supplement, reference is made to the registration statement and the attached exhibits and schedules. Statements contained in this prospectus supplement or in the accompanying prospectus as to the contents or provisions of any contract or other document referred to in this prospectus supplement or in the accompanying prospectus are summary in nature, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, and each statement is qualified in all respects by this reference.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

The Pantry, Inc.

P.O. Box 1410

1801 Douglas Drive

Sanford, NC 27330-1410

Attn: Corporate Secretary

Telephone: (919) 774-6700

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement or in the accompanying prospectus.

PROSPECTUS

8,000,000 Shares

The Pantry, Inc.

Common Stock

We may, from time to time, sell up to 2,000,000 shares of our common stock, and the selling stockholders named in this prospectus may, from time to time, sell up to 6,000,000 shares of our common stock.

We and the selling stockholders identified in this prospectus (or their transferees, pledgees, donees, heirs or other successors in interest) may sell the shares or we may distribute them through underwriters or dealers. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “PTRY.” On July 16, 2004, the last sale price of the shares as reported on the Nasdaq National Market was $19.88 per share.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 2 of this prospectus.

This prospectus may not be used to sell shares of our common stock unless accompanied by a prospectus supplement, which will describe the terms of the specific offering. We urge you to read carefully this prospectus and the accompanying prospectus supplement before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 21, 2004.

Generally, references to “Pantry,” “The Pantry,” “we,” “us” and “our” mean The Pantry, Inc. and our consolidated subsidiaries.

We own, or claim ownership rights to, a variety of trade names, service marks and trademarks for use in our business, including The Pantry®, Worth®, Golden Gallon®, Bean Street Coffee Company®, Big Chill®, Celeste®, The Chill ZoneSM, Lil’ Champ Food Store®, Handy Way®, Quick StopSM, Kangaroo®, Kangaroo ExpressSM, Fast Lane®, Big KSM, Mini MartSM, DepotSM, Food Chief®, Express StopSM, SprintSM and Smokers ExpressSM. This prospectus also includes product names and other tradenames and service marks owned by us and other companies. The tradenames and service marks of other companies are the property of such other companies.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we or the selling stockholders may, from time to time, sell the shares of common stock described in the prospectus in one or more offerings. Each time that we sell shares of common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The selling stockholders may sell none, some or all of the shares of common stock offered by the selling stockholders under this prospectus. Each time that the selling stockholders sell shares of common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. This prospectus, together with applicable prospectus supplements, will include all material information relating to such offering. To understand this offering fully, you should read carefully both the prospectus and any applicable prospectus supplement, as well as additional information described under “Where You Can Find Additional Information” and “Incorporation by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and any supplements to this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or a prospectus supplement or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

THE PANTRY, INC.

We are the leading independently operated convenience store chain in the southeastern United States and the third largest independently operated convenience store chain in the country based on store count. As of June 24, 2004, we operated 1,367 stores in ten states under several banners including The Pantry®, Kangaroo ExpressSM, Golden Gallon® and Lil’ Champ Food Store®. Our stores offer a broad selection of merchandise, gasoline and ancillary products and services designed to appeal to the convenience needs of our customers. Approximately 90% of our stores are located in Florida, North Carolina, South Carolina, Tennessee and Georgia. This geographic concentration allows us to more effectively manage our store network while leveraging our infrastructure, purchasing power and brand identity. Our strategy is to continue to improve upon our position as the leading independently operated convenience store chain in the southeastern United States by generating profitable growth through merchandising initiatives, sophisticated management of our gasoline business, upgrading our stores, leveraging our geographic economies of scale, benefiting from the favorable demographics of our markets and continuing to selectively pursue opportunistic acquisitions.

The Pantry is a Delaware corporation founded in North Carolina in 1967. Our principal executive offices are located at 1801 Douglas Drive, Sanford, North Carolina 27330-1410 and our telephone number is (919) 774-6700. Our website is located at www.thepantry.com. Information contained on our website is not a part of this prospectus.

RISK FACTORS

You should carefully consider the risks described below and the section entitled “Cautionary Statement Concerning Forward-Looking Statements” before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our results of operations or financial condition in the future. If any of such risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Industry

The convenience store industry is highly competitive and impacted by new entrants.

The industry and geographic areas in which we operate are highly competitive and marked by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gasoline stations, supermarkets, drugstores, discount stores, club stores and mass merchants. In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have impacted the convenience store industry by entering the gasoline retail business. These non-traditional gasoline retailers have obtained a significant share of the motor fuels market and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. To remain competitive, we must constantly analyze consumer preferences and competitors’ offerings and prices to ensure we offer a selection of convenience products and services consumers demand at competitive prices. We must also maintain and upgrade our customer service levels, facilities and locations to remain competitive and drive customer traffic to our stores. Major competitive factors include, among others, location, ease of access, gasoline brands, pricing, product and service selections, customer service, store appearance, cleanliness and safety.

Volatility of wholesale petroleum costs could impact our operating results.

Over the past three fiscal years, our gasoline revenue averaged approximately 61.5% of total revenues and our gasoline gross profit averaged approximately 27.8% of total gross profit. Crude oil and domestic wholesale petroleum markets are marked by significant volatility. General political conditions, acts of war or terrorism, and instability in oil producing regions, particularly in the Middle East and South America, could significantly impact crude oil supplies and wholesale petroleum costs. In addition, the supply of gasoline and our wholesale purchase costs could be adversely impacted in the event of a shortage, which could result from, among other things, lack of capacity at United States oil refineries or the fact that our gasoline contracts do not guarantee an uninterrupted, unlimited supply of gasoline. Significant increases and volatility in wholesale petroleum costs could result in significant increases in the retail price of petroleum products and in lower gasoline gross margin per gallon. Increases in the retail price of petroleum products could impact consumer demand for gasoline. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on our operating results and financial condition. These factors could materially impact our gasoline gallon volume, gasoline gross profit and overall customer traffic, which in turn would impact our merchandise sales.

Wholesale cost increases of tobacco products could impact our operating results.

Sales of tobacco products have averaged approximately 12.8% of our total revenue over the past three fiscal years and our tobacco gross profit accounted for approximately 16.6% of total gross profit in fiscal 2002 and 2003. Significant increases in wholesale cigarette costs and tax increases on tobacco products, as well as national and local campaigns to discourage smoking in the United States, may have an adverse effect on unit demand for cigarettes domestically. In general, we attempt to pass price increases on to our customers. However, due to competitive pressures in our markets, we may not be able to do so. These factors could materially impact our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit and overall customer traffic.

Changes in consumer behavior, travel and tourism could impact our business.

In the convenience store industry, customer traffic is generally driven by consumer preferences and spending trends, growth rates for automobile and truck traffic and trends in travel, tourism and weather. Changes in economic conditions generally or in the Southeast specifically could adversely impact consumer spending patterns and travel and tourism in our markets. Approximately 40% of our stores are located in coastal, resort or tourist destinations. Historically, travel and consumer behavior in such markets is more severely impacted by weak economic conditions. If visitors to resort or tourist locations decline due to economic conditions, changes in consumer preferences, changes in discretionary consumer spending or otherwise, our sales could decline.

Risks Related to Our Business

Unfavorable weather conditions or other trends or developments in the Southeast could adversely affect our business.

Substantially all of our stores are located in the southeast region of the United States. Although the Southeast is generally known for its mild weather, the region is susceptible to severe storms including hurricanes, thunderstorms, extended periods of rain, ice storms and heavy snow, all of which we experienced in fiscal 2003. Inclement weather conditions as well as severe storms in the Southeast could damage our facilities or could have a significant impact on consumer behavior, travel and convenience store traffic patterns as well as our ability to operate our locations. In addition, we typically generate higher revenues and gross margins during warmer weather months in the Southeast, which fall within our third and fourth quarters. If weather conditions are not favorable during these periods, our operating results and cash flow from operations could be adversely affected. We would also be impacted by regional occurrences in the Southeast such as energy shortages or increases in energy prices, fires or other natural disasters.

Inability to identify, acquire and integrate new stores could adversely affect our ability to grow our business.

An important part of our historical growth strategy has been to acquire other convenience stores that complement our existing stores or broaden our geographic presence, such as our acquisition of 138 convenience stores operating under the Golden Gallon® banner on October 16, 2003. From April 1997 through October 2003, we acquired 1,303 convenience stores in 21 major and numerous smaller transactions. We expect to continue to selectively review acquisition opportunities as an element of our growth strategy.

Acquisitions involve risks that could cause our actual growth or operating results to differ adversely compared to our expectations or the expectations of securities analysts. For example:

•	We may not be able to identify suitable acquisition candidates or acquire additional convenience stores on favorable terms. We compete with others to acquire convenience stores. We believe that this competition may increase and could result in decreased availability or increased prices for suitable acquisition candidates. It may be difficult to anticipate the timing and availability of acquisition candidates.

•	During the acquisition process we may fail or be unable to discover some of the liabilities of companies or businesses which we acquire. These liabilities may result from a prior owner’s noncompliance with applicable federal, state or local laws.

•	We may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions.

•	We may fail to successfully integrate or manage acquired convenience stores.

•	Acquired convenience stores may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate.

•	We face the risk that our existing systems, financial controls, information systems, management resources and human resources will need to grow to support significant growth.

Our substantial indebtedness and capital lease obligations could adversely affect our financial health.

We have a significant amount of indebtedness. As of June 24, 2004, we had consolidated debt, including capital lease obligations, of approximately $611 million.

We are vulnerable to increases in interest rates because the debt under our senior credit facility is at a variable interest rate. Although in the past we have on occasion entered into certain hedging instruments in an effort to manage our interest rate risk, we cannot assure you that we will continue to do so, on favorable terms or at all, in the future.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our debt and our leases;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt and lease obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less indebtedness or better access to capital by, for example, limiting our ability to enter into new markets or renovate our stores; and

•	limit our ability to borrow additional funds in the future.

If we are unable to meet our debt and lease obligations, we could be forced to restructure or refinance our obligations, seek additional equity financing or sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations.

In addition, the indenture governing our senior subordinated notes and our senior credit facility, which includes a term loan and a revolving credit facility, contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, which would adversely affect our financial health and could prevent us from fulfilling our obligations.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur additional debt. This could further increase the risks associated with our substantial leverage.

We and our subsidiaries are still able to incur additional indebtedness. The terms of the indenture that governs our senior subordinated notes permit us to incur additional indebtedness under certain circumstances. In addition, our senior credit facility permits us to borrow up to an additional $50.0 million. If we and our subsidiaries incur additional indebtedness, the related risks that we and they now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on our indebtedness and to refinance our indebtedness and fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility, will be adequate to meet our future liquidity needs for at least the next 12 months. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

If we do not comply with the covenants in our senior credit facility and the indenture governing our senior subordinated notes or otherwise default under them, we may not have the funds necessary to pay all of our indebtedness that could become due.

Our senior credit facility and our indenture governing our senior subordinated notes require us to comply with certain covenants. In particular, our senior credit facility prohibits us from incurring any additional indebtedness except in specified circumstances or materially amending the terms of any agreement relating to existing indebtedness without lender approval. In addition, our senior credit facility limits our ability to make capital expenditures. Further, our senior credit facility restricts our ability to acquire and dispose of assets, engage in mergers or reorganizations, or make investments. These restrictive covenants require that we meet interest coverage, minimum EBITDA and leverage tests. A violation of any of these covenants could cause an event of default under the senior credit facility. If we default under that facility because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts, and any acceleration of amounts due under our senior credit facility or our indenture governing our senior subordinated notes likely would have a material adverse effect on us.

We are subject to state and federal environmental and other regulations.

Our business is subject to extensive governmental laws and regulations including, but not limited to, environmental regulations, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements, working condition requirements, public accessibility requirements, citizenship requirements and other laws and regulations. A violation or change of these laws could have a material adverse effect on our business, financial condition and results of operations.

Under various federal, state and local laws, ordinances and regulations, we may, as the owner or operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. The failure to properly remediate such contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent such property or to borrow money using such property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at sites where they are located, whether or not such site is owned or operated by such person. Although we do not typically arrange for the treatment or disposal of hazardous substances, we may be deemed to have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be liable for removal or remediation costs, as well as other related costs, including governmental fines, and injuries to persons, property and natural resources.

Compliance with existing and future environmental laws regulating underground storage tanks may require significant capital expenditures and increased operating and maintenance costs. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. We pay tank registration fees and other taxes to state trust funds established in our operating areas and maintain private insurance coverage in Florida and Georgia in support of future remediation obligations.

These state trust funds or other responsible third parties including insurers are expected to pay or reimburse us for remediation expenses less a deductible. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. Reimbursements from state trust funds will be dependent on the maintenance and continued solvency of the various funds.

In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing locations or locations that we may acquire. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist as to any one or more of our locations. In addition, failure to comply with any environmental laws, ordinances or regulations or an increase in regulations could adversely affect our operating results and financial condition.

State laws regulate the sale of alcohol and tobacco products. A violation or change of these laws could adversely affect our business, financial condition and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies.

Any appreciable increase in the statutory minimum wage rate or income or overtime pay or adoption of mandated health benefits would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition and results of operations.

From time to time, regulations are proposed which, if adopted, could also have an adverse effect on our business, financial condition or results of operations.

We depend on one principal supplier for the majority of our merchandise.

We purchase over 50% of our general merchandise, including most tobacco products and grocery items, from a single wholesale grocer, McLane Company, Inc., or McLane. We have a contract with McLane until October 2008, but we may not be able to renew the contract upon expiration. A change of suppliers, a disruption in supply or a significant change in our relationship with our principal suppliers could have a material adverse effect on our business, cost of goods, financial condition and results of operations.

We depend on two principal suppliers for the majority of our gasoline.

During February of 2003, we signed new gasoline supply agreements with BP Products, NA, or BP®, and Citgo Petroleum Corporation, or Citgo®. In June 2004, we amended our gasoline supply agreement with BP® to include approximately 70 of the 138 Golden Gallon® stores acquired in October 2003. We expect that BP® and Citgo® will supply approximately 85% of our projected gasoline purchases after an approximately 18-month conversion process. We have contracts with BP® until 2009 and Citgo® until 2008, but we may not be able to renew either contract upon expiration. In the event more than thirty-five percent (35%) of the ownership interest in The Pantry is sold, transferred or otherwise disposed of, then Citgo® has the right to deem such a transfer an attempt to assign its gasoline supply contract which would require Citgo®’s prior written consent which is not to be unreasonably withheld. A change of suppliers, a disruption in supply or a significant change in our relationship with our principal suppliers could have a material adverse effect on our business, cost of goods, financial condition and results of operations.

We may not achieve the full expected cost savings and other benefits of our acquisition of Golden Gallon®.

We expect to achieve $8 to $10 million of cost savings and benefits within the 12 to 24 months following the acquisition of Golden Gallon®. These cost savings and benefits include, among others, savings associated with the elimination of duplicate overhead and infrastructure, benefits received by Golden Gallon® under our merchandise and gas supply agreements and the expansion of quick service restaurants in selected stores. While we believe our estimates of these cost savings and benefits to be reasonable, they are estimates which are difficult to predict and are necessarily speculative in nature. There can be no assurance that we will be able to replicate the results that we achieved at our stores at the Golden Gallon® stores. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings and other benefits from the acquisition. As a result, our actual cost savings and other anticipated benefits could differ or be delayed, compared to our estimates and to the other information contained or incorporated by reference in this prospectus.

Because we depend on our senior management’s experience and knowledge of our industry, we would be adversely affected if senior management left The Pantry.

We are dependent on the continued efforts of our senior management team, including our President and Chief Executive Officer, Peter J. Sodini. Mr. Sodini’s employment contract terminates in September 2006. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We cannot assure you that we will be able to attract and retain additional qualified senior personnel as needed in the future. In addition, we do not maintain key personnel life insurance on our senior executives and other key employees. We also rely on our ability to recruit store managers, regional managers and other store personnel. If we fail to continue to attract these individuals, our operating results may be adversely affected.

Risks Related to the Offering

Future sales of additional shares into the market may depress the market price of our common stock.

If we or our existing stockholders sell shares of our common stock in the public market, including shares issued upon the exercise of outstanding options, or if the market perceives such sales could occur, the market price of our common stock could decline. As of June 24, 2004, there are 20,121,709 shares of our common stock outstanding, of these shares, approximately 12,487,417 shares are freely tradable (unless held by one of our affiliates) and 7,734,369 shares are held by affiliate investment funds of Freeman Spogli & Co, or Freeman Spogli. Pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, during any three-month period our affiliates can resell up to the greater of (a) 1% of our aggregate outstanding common stock or (b) the average weekly trading volume for the four weeks prior to the sale. In addition, the Freeman Spogli investment funds have registration rights allowing them to require us to register the resale of their shares. Sales by our existing stockholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate or to use equity as consideration for future acquisitions.

In addition, we have filed registration statements with the Securities and Exchange Commission that cover up to 5,100,000 shares issuable pursuant to the exercise of stock options granted and to be granted under our stock option plans. Shares registered on a registration statement may be sold freely at any time after issuance.

The interests of our largest stockholder may conflict with our interests and the interests of our other stockholders.

As of June 24, 2004, Freeman Spogli owns 7,734,369 shares of our common stock and its beneficial ownership of our common stock is approximately 38%. In addition, three of the eight members of our board of directors are representatives of, or have consulting arrangements with, Freeman Spogli. As a result of its stock ownership and board representation, Freeman Spogli is in a position to affect our corporate actions such as mergers or takeover attempts of us or may take action on its own in a manner that could conflict with our interests or the interests of our other stockholders. In the past, from time to time, we have considered strategic alternatives, including a sale of The Pantry, at the request of Freeman Spogli and with the consent of our board of directors. Although we are not currently considering any strategic alternatives, we may do so in the future.

Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.

We may sell securities, such as the shares included in this prospectus, in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for capital at that time. Raising funds by issuing securities will dilute the ownership of our existing stockholders. Additionally, certain types of equity securities that we may issue in the future could have rights, preferences or privileges senior to your rights as a holder of our common stock. We could choose to issue additional shares for a variety of reasons including for investment or acquisitive purposes. Such issuances may have a dilutive impact on your investment.

The market price for our common stock has been and may in the future be volatile, which could cause the value of your investment to decline.

There currently is a public market for our common stock, but there is no assurance that there will always be such a market. Securities markets worldwide experience significant price and volume fluctuations. This market volatility could significantly affect the market price of our common stock without regard to our operating performance. In addition, the price of our common stock could be subject to wide fluctuations in response to the following factors, among others:

•	A deviation in our results from the expectations of public market analysts and investors;

•	Statements by research analysts about our common stock, our company or our industry;

•	Changes in market valuations of companies in our industry and market evaluations of our industry generally;

•	Additions or departures of key personnel;

•	Actions taken by our competitors;

•	Sales of common stock by the company, senior officers or other affiliates; or

•	Other general economic, political or market conditions, many of which are beyond our control.

The market price of our common stock will also be impacted by our quarterly operating results and quarterly comparable store sales growth, which may be expected to fluctuate from quarter to quarter. Factors that may impact our quarterly results and comparable store sales include, among others, general regional and national economic conditions, competition, unexpected costs and changes in pricing, consumer trends, the number of stores we open and/or close during any given period, costs of compliance with corporate governance and Sarbanes-Oxley requirements, and other factors discussed in “Risk Factors” beginning on page 2 and in documents incorporated by reference in this prospectus. You may not be able to resell your shares of our common stock at or above the price you pay in this offering.

We have broad discretion in how we use the net proceeds to us from this offering, and we may not use these proceeds in a manner desired by our stockholders.

The principal purposes of this offering are to provide liquidity to existing stockholders as well as to potentially repay outstanding indebtedness, obtain additional working capital and finance additional capital expenditures and possible future acquisitions. The anticipated net proceeds to us from this offering have not been designated for specific uses. Accordingly, our management will have broad discretion with respect to the use of these funds.

Our charter includes provisions that may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Our certificate of incorporation gives our board of directors the authority to issue up to five million shares of preferred stock and to determine the rights and preferences of the preferred stock, without obtaining stockholder approval. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of The Pantry by means of a tender offer, merger, proxy contest or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, and, therefore, issuance of the preferred stock could have an adverse effect on the market price of our common stock. We have no present plans to issue any shares of our preferred stock.

Other provisions of our certificate of incorporation and bylaws and of Delaware law could make it more difficult for a third party to acquire us or hinder a change in management even if doing so would be beneficial to our stockholders. These governance provisions could affect the market price of our common stock. We may, in the future, adopt other measures that may have the effect of delaying, deferring or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated stockholders. These measures may be adopted without any further vote or action by our stockholders.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated herein by reference, contain statements that we believe are “forward-looking statements” under the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to enjoy protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements generally can be identified by use of phrases such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “forecast” or other similar words or phrases. Descriptions of our objectives, goals, targets, plans, strategies, anticipated capital expenditures, adequacy of cash flow from operations, available cash and available borrowings to meet future liquidity needs, costs and burdens of environmental remediation, anticipated gasoline suppliers and percentages of our requirements to be supplied by particular companies, anticipated store banners and percentages of our stores that we believe will operate under particular banners, expected cost savings and benefits and anticipated synergies from the Golden Gallon® acquisition, anticipated costs of re-branding our stores, anticipated sharing of costs of conversion with our gasoline suppliers, expectations regarding re-modeling, re-branding, re-imaging or otherwise converting our stores and principal purposes and use of proceeds of this offering are also forward-looking statements. These forward-looking statements are based on our current plans and expectations and involve a number of risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements, including:

•	Competitive pressures from convenience stores, gasoline stations and other non-traditional retailers located in our markets;

•	Changes in economic conditions generally and in the markets we serve;

•	Unfavorable weather conditions;

•	Political conditions in crude oil producing regions, including South America and the Middle East;

•	Volatility in crude oil and wholesale petroleum costs;

•	Wholesale cost increases of tobacco products;

•	Consumer behavior, travel and tourism trends;

•	Changes in state and federal environmental and other regulations;

•	Dependence on one principal supplier for merchandise and two principal suppliers for gasoline;

•	Financial leverage and debt covenants;

•	Changes in the credit ratings assigned to our debt securities, credit facilities and trade credit;

•	Inability to identify, acquire and integrate new stores;

•	The interests of our largest stockholder;

•	Dependence on senior management;

•	Acts of war and terrorism; and

•	Other unforeseen factors.

For a discussion of these and other risks and uncertainties, please refer to “Risk Factors” beginning on page 2. The list of factors that could affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we are required to use fifty percent (50%) of the net proceeds from the sale of common stock that we may offer with this prospectus and any accompanying prospectus supplement to prepay the outstanding loans and/or cash collateralize any outstanding letter of credit under our senior credit facility. Borrowings under our senior credit facility currently bear interest at the London interbank offered rate, or LIBOR, plus 2.75% and have a final maturity date of March 12, 2011. We incurred this indebtedness in March 2004, and the proceeds were used to repay amounts outstanding under our previous credit facility. In addition, unless indicated otherwise in the applicable prospectus supplement, we expect to use the remaining net proceeds from the sale of common stock that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes, including (but not limited to) working capital, capital expenditures, and possible future acquisitions, and any other purposes that we may specify in any prospectus supplement. We continuously evaluate and review acquisition candidates as part of our growth strategy; however, we are not in material negotiations with any acquisition candidates as of the date of this Prospectus. There can be no assurance that we will complete additional acquisitions in the future. Our management will have broad discretion to allocate the proceeds from this offering to uses that it believes are appropriate. We will not receive any proceeds from any sales by the selling stockholders of their shares of common stock.

SELLING STOCKHOLDERS

The following table sets forth, to our knowledge, information about the beneficial ownership of our common stock of the selling stockholders as of June 24, 2004. The term “selling stockholders” refers to the parties identified below, along with any transferees, pledgees, donees, heirs or other successors in interest who may later hold the selling stockholders’ interests who are selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned After the Offering(1)(2)
Name and Address of Beneficial Owner	Total	Percentage of Class		Total	Percentage of Class
Freeman Spogli & Co.(3)
FS Equity Partners III, L.P.	5,046,906	25.1%	3,915,179	1,131,727	5.1%
FS Equity Partners IV, L.P.	2,484,343	12.3%	1,927,249	557,094	2.5%
FS Equity Partners International, L.P.	203,120	1.0%	157,572	45,548	*

*	Less than 1.0%.
(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days after June 24, 2004 through the exercise of any stock option or other rights. Unless otherwise indicated in the footnotes, to our knowledge, each selling stockholder has sole voting and investment power with respect to the shares shown as beneficially owned. The percentages of beneficial ownership are based on 20,121,709 shares of our common stock outstanding as of June 24, 2004 and 22,121,709 shares of our common stock outstanding after completion of the offering (assuming no exercise of outstanding stock options after June 24, 2004). For purposes of this table, we have assumed that, after completion of the offering, all shares offered by us pursuant to this prospectus will be outstanding and none of the shares covered by this prospectus will be held by the selling stockholders.
(2)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of any offering.
(3)	The business address of Freeman Spogli & Co., FS Equity Partners III, L.P. and FS Equity Partners IV, L.P. is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International, L.P. is c/o Padget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.

Information Concerning Freeman Spogli

Freeman Spogli & Co.

Freeman Spogli has been a substantial stockholder in The Pantry for more than eight years. Freeman Spogli & Co. is a privately owned investment firm dedicated exclusively to investing and partnering with management in middle-market companies.

FSEP III

FS Holdings, Inc., the general partner of FS Capital Partners, L.P., which is the general partner of FSEP III, has the sole power to vote and dispose of the shares of our common stock owned by FSEP III. Charles P. Rullman, one of our directors, and Bradford M. Freeman, Ronald M. Spogli, J. Frederick Simmons, William M. Wardlaw, and John M. Roth are the sole directors, officers and stockholders of FS Holdings, Inc. and may be deemed to be the beneficial owners of the shares of our common stock and rights to acquire our common stock owned by FSEP III.

FSEP IV

FS Capital Partners LLC, the general partner of FSEP IV, has the sole power to vote and dispose of the shares owned by FSEP IV. Todd W. Halloran and Mr. Rullman, two of our directors, and Messrs. Freeman, Spogli, Wardlaw and Roth, Mark J. Doran and Jon D. Ralph, a former director of The Pantry, are the sole directors, officers and beneficial owners of FS Capital Partners, LLC and may be deemed to be the beneficial owners of the shares of our common stock and rights to acquire our common stock owned by FSEP IV.

FSEP International

FS International Holdings Limited, the general partner of FS&Co. International, L.P., which is the general partner of FSEP International, has the sole power to vote and dispose of the shares owned by FSEP International. Mr. Rullman, one of our directors, and Messrs. Freeman, Spogli, Simmons, Wardlaw, and Roth are the sole directors, officers and stockholders of FS International Holdings Limited and may be deemed to be the beneficial owners of the shares of our common stock and rights to acquire our common stock owned by FSEP International.

Information About Our Relationship with Freeman Spogli

Registration Rights Agreements. We have entered into a registration rights agreement with Freeman Spogli and Peter J. Sodini, our President and Chief Executive Officer. The registration rights agreement obligates us:

•	on up to three occasions at the request of holders of at least 50% of the common stock held by the parties to the agreement, to register the resale of all common stock held by the requesting holders;

•	at any time to register the resale of shares of common stock having a value of more than $5 million at the request of any party; and

•	at any time, to allow any party to include shares in any registration of common stock by us.

In addition, we have entered into a separate registration rights agreement with Freeman Spogli granting demand and piggyback registration rights with respect to shares of common stock issuable upon exercise of the warrants to purchase shares of our common stock held by Freeman Spogli. The warrants were exercised in full in a cashless exercise on December 9, 2003 for 1,607,855 shares of our common stock.

Pursuant to these registration rights agreements, we agreed to indemnify Freeman Spogli against any loss, claim, damage, liability or proceeding, joint or several, arising out of any actual or alleged material misstatements or omissions in the registration statement that we have filed relating to this offering or in this prospectus or any amendment or supplement thereto, other than any loss, claim, damage, liability or expense arising from written information furnished by the selling stockholders for use in connection with the registration statement or this prospectus or any amendment or supplement thereto. Freeman Spogli agreed to indemnify us against any loss, claim, damage, liability or proceeding, joint or several, arising out of any actual or alleged material misstatements or omissions in the registration statement or in this prospectus or any amendment or supplement hereto to the extent that the misstatements or omissions were made in reliance upon written information furnished to us by Freeman Spogli expressly for use in connection with the registration statement or this prospectus or any amendment or supplement thereto. However, the indemnification by Freeman Spogli is limited to the net proceeds received by Freeman Spogli from this offering.

Pursuant to these registration rights agreements, we also agreed to pay the costs and expenses of this offering, including all registration and filing fees, printing expenses, fees and disbursements of our counsel and counsel for Freeman Spogli and expenses of any special audit incident to or required in connection with this offering, provided that we are not obligated to pay any underwriters’ discounts or commissions or similar selling expenses, if any, with respect to the sale of the shares of common stock by the selling stockholders.

Board of Directors Representation. Three of the eight directors serving on our board of directors have relationships with Freeman Spogli. Messrs. Halloran and Rullman, who are Principals with Freeman Spogli, and Peter M. Starrett, who is a consultant to Freeman Spogli, have each been members of our board of directors for more than three years. There are no agreements between our company and any of the Freeman Spogli representatives on our board of directors with respect to their membership on our board of directors.

PLAN OF DISTRIBUTION

We may sell shares of our common stock, and the selling stockholders may sell shares of our common stock, through underwriters, dealers, or agents or directly to one or more purchasers. Any participating underwriters, dealers and agents will be registered broker-dealers or associated persons of registered broker-dealers. We and the selling stockholders may distribute the common stock from time to time in one or more transactions, including block transactions and transactions on The Nasdaq National Market or any other organized market where the common stock may be traded. The common stock may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time.

In addition, we and the selling stockholders may enter into derivative transactions with third parties (including the writing of options), or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us, the selling stockholders or others to settle such sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related short positions. We and the selling stockholders may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement.

Each time we or the selling stockholders sell common stock in a particular offering, we will describe in the prospectus supplement the particular terms of any offering of our shares of common stock, including the following:

•	the identity of any underwriters, dealers or agents who purchase common stock;

•	the amount of common stock to be sold, the public offering price and consideration paid, and the proceeds we and/or the selling stockholders will receive from that sale;

•	the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters’ compensation, and any discounts or concessions allowed or reallowed or paid to dealers;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	the nature of any transactions by underwriters, dealers or agents during the offering that are intended to stabilize or maintain the market price of our common stock;

•	the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws;

•	if a transferee, pledgee, donee, heir or other successor in interest of the selling stockholders intends to sell more than 500 shares of common stock under this prospectus; and

•	any other material terms of the distribution of our common stock.

The selling stockholders may offer and sell shares of common stock covered by this prospectus which qualify for sale under Rule 144 of the Securities Act in the open market pursuant to Rule 144 rather than pursuant to this prospectus.

Use of Underwriters, Agents and Dealers

We and/or the selling stockholders may offer the common stock to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we and/or the selling stockholders will execute an underwriting agreement with those underwriters relating to the common stock to be sold and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of the securities subject to the underwriting agreement if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

We and/or the selling stockholders may authorize agents or underwriters to solicit offers by certain types of institutions to purchase shares of common stock at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we and/or the selling stockholders sell common stock under delayed delivery contracts, the conditions to which these delayed delivery contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.

Underwriters may sell the common stock to or through dealers. Alternatively, we and/or the selling stockholders may sell the common stock with this prospectus through a dealer as principal and resale by such dealer for its own account, or through block trades in which the dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

We and/or the selling stockholders may also sell the common stock offered with this prospectus through other agents designated by us from time to time. We will identify any agent involved in the offer or sale of the common stock who may be deemed to be an underwriter under the federal securities laws, and describe in the prospectus supplement any commissions or discounts payable by us and/or the selling stockholders to these agents. Any such agents will be obligated to purchase all of those securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

In connection with the sale of securities offered by this prospectus or otherwise, the selling stockholders may enter into hedging transactions with brokers, dealers or other financial institutions relating to our securities. In connection with such hedging transactions, such brokers, dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions that they assume from such selling stockholders. These hedging transactions may require or permit the selling stockholders to deliver the shares to such brokers, dealers or other financial institutions to settle such hedging transactions. The selling stockholder may also sell our securities short and deliver securities covered by this prospectus to close out such short position, subject to Section 16(c) of the Exchange Act, if applicable.

In connection with the sale of the common stock offered with this prospectus, underwriters, dealers or agents may receive compensation from us, the selling stockholders or from purchasers of the common stock for whom they may act as agents, in the form of discounts, concessions or commissions. These discounts, concessions or commissions may be changed from time to time. Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements. We will describe the nature of any such relationship in any prospectus supplement which identifies such underwriters, dealers and/or agents.

Selling stockholders, underwriters, dealers, agents or purchasers that participate in the distribution of the common stock may be deemed to be underwriters under the Securities Act. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the common stock may also be deemed to be underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

To facilitate the offering of our common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock during and after the offering. These may include over-allotment, stabilization, syndicate, and short covering transactions and penalty bids. Over-allotment transactions involve sales of more shares than were purchased, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. These transactions, if commenced, may be discontinued by the persons participating in the offering at any time. No representation is made as to the magnitude or effect of these activities.

Underwriters and purchasers who are deemed underwriters under the Securities Act will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of our shares to engage in market-making activities with respect to those shares. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of our common stock in the market. All of the foregoing may affect the marketability of the common stock and the ability of any person to engage in market-making activities with respect to the common stock. Any underwriter may make a market in the common stock, but will not be obligated to do so, and may discontinue any market making at any time without notice. We provide no assurances as to the liquidity of the trading market for our common stock.

Indemnification and Contribution

We and/or the selling stockholders may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

We have agreed to indemnify Freeman Spogli against certain liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement that we have filed relating to this offering or in this prospectus or any amendment or supplement thereto. Freeman Spogli has agreed to indemnify us against certain liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement or in this prospectus or any amendment or supplement thereto to the extent that the misstatements or omissions were made in reliance upon written information furnished to us by Freeman Spogli expressly for use in connection with the registration statement or this prospectus or any amendment or supplement thereto. However, the indemnification by Freeman Spogli is limited to the net proceeds received by Freeman Spogli from this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. We maintain a website at www.thepantry.com. The information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This prospectus incorporates by reference the documents set forth below that have previously been filed with the Securities and Exchange Commission:

1.	Annual Report on Form 10-K for the fiscal year ended September 25, 2003 (as amended on January 7, 2004 and June 29, 2004 on Forms 10-K/A);

2.	Current Report on Form 8-K filed October 31, 2003 as amended by Current Report on Form 8-K/A filed December 9, 2003, Current Report on Form 8-K filed January 15, 2004, Current Report on Form 8-K filed February 9, 2004, Current Report on Form 8-K filed February 17, 2004, Current Report on Form 8-K filed February 17, 2004, Current Report on Form 8-K filed February 19, 2004, Current Report on Form 8-K filed March 17, 2004, Current Report on Form 8-K filed March 22, 2004, and Current Report on Form 8-K filed June 29, 2004;

3.	Quarterly Report on Form 10-Q for the quarter ended December 25, 2003 and Quarterly Report on Form 10-Q for the quarter ended March 25, 2004; and

4.	The description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 19, 1999, including any amendment or reports filed for the purpose of updating such description.

We are also incorporating by reference additional documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares of common stock that we have registered are sold. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the Securities and Exchange Commission, including without limitation any information furnished pursuant to Items 9 or 12 of Form 8-K.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus, which is a part of the registration statement, omits various information, exhibits, schedules and undertakings included in the registration statement. For further information pertaining to us and the common stock offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus are summary in nature, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, and each statement is qualified in all respects by this reference.

You may request a copy of any documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address and telephone number:

The Pantry, Inc.

P.O. Box 1410

1801 Douglas Drive

Sanford, NC 27330-1410

Attn: Corporate Secretary

Telephone: (919) 774-6700

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina. Any underwriters will be advised about other issues relating to any offering by their legal counsel.

EXPERTS

The consolidated financial statements of The Pantry, Inc. as of September 25, 2003 and September 26, 2002 and for each of the three fiscal years in the period ended September 25, 2003 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A dated June 29, 2004 and the related financial statement schedule for each of the three fiscal years in the period ended September 25, 2003, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K dated December 9, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph relating to the adoption of SFAS No. 143 on September 27, 2002, and the adoption of SFAS No. 142 on September 28, 2001), which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Golden Gallon® Group (indirect, wholly owned subsidiaries of Koninklijke Ahold N.V., or Royal Ahold) as of October 4, 2003, December 28, 2002 and December 29, 2001, and the related combined statements of income, Royal Ahold invested equity, and cash flows for the nine months ended October 4, 2003 and the fiscal years ended December 28, 2002 and December 29, 2001, incorporated in this Prospectus by reference from Amendment No. 1 to the Current Report on Form 8-K under the Exchange Act of The Pantry, Inc. dated October 16, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs related to (i) numerous transactions with, and significant amounts receivable from, and payable to, related companies owned directly or indirectly by Royal Ahold and (ii) the adoption of SFAS No. 143 during the nine months ended October 4, 2003, and SFAS No. 142 in the fiscal year ended December 28, 2002), which is incorporated herein by reference and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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5,000,000 Shares

The Pantry, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Goldman, Sachs & Co.

William Blair & Company

Jefferies & Company, Inc.

Morgan Keegan & Company, Inc.

    , 2004